Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

RANDA ACCESSORIES LEATHER GOODS LLC,

SWING ACQUISITION LLC,

SWING MERGER SUB, INC.

and

SWANK, INC.

Dated February 3, 2012

i

(continued)

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		Page

SECTION 10.05	Parties in Interest; No Third Party Beneficiaries	62

SECTION 10.06	Governing Law	62

SECTION 10.07	Waiver of Jury Trial	63

SECTION 10.08	Interpretation.	63

SECTION 10.09	Counterparts	63

AGREEMENT AND PLAN OF MERGER, dated February 3, 2012 (this “Agreement”), among Randa Accessories Leather Goods LLC, a Delaware limited liability company (“Parent”), Swing Acquisition LLC (“Intermediate Sub”), a Delaware limited liability company and a wholly owned subsidiary of Parent, Swing Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Intermediate Sub (“Merger Sub”), and Swank, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Boards of Directors or other governing body of each of Parent, Intermediate Sub, Merger Sub and the Company have each determined that it is in the best interests of their respective members or stockholders to consummate the merger (the “Merger”), upon the terms and subject to the conditions of this Agreement, of Merger Sub with and into the Company in accordance with the Delaware General Corporation Law (the “DGCL”) and such Boards of Directors or other governing bodies have approved this Agreement and declared its advisability (and, in the case of the Board of Directors of the Company (the “Board”), have recommended that this Agreement be adopted);

WHEREAS, the Board has unanimously approved this Agreement and the Merger, and such approval is sufficient to render inapplicable to this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement (including the Voting Agreements) the restriction against the parties hereto and thereto engaging in any business combination as set forth in Section 203 of the DGCL and the Board has determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, and has resolved to recommend that its stockholders adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s, Intermediate Sub’s and Merger Sub’s willingness to enter into this Agreement, Parent, Intermediate Sub and Merger Sub are entering into Voting and Support Agreements with certain stockholders of the Company (each, a “Voting Agreement”) pursuant to which each of those stockholders has agreed, upon the terms and subject to the conditions set forth therein, to vote all Shares beneficially owned by such stockholders in accordance with the terms of such Voting Agreements; and

WHEREAS, upon consummation of the Merger, each issued and outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), will be converted into the right to receive $10.00 per share in cash, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Intermediate Sub, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respects to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, offer or proposal (other than from Parent, Intermediate Sub or Merger Sub or their respective Affiliates) concerning any (a) merger, consolidation, business combination, recapitalization, or similar transaction involving the Company, (b) direct or indirect sale, lease or other disposition of assets or business of the Company or any of its subsidiaries representing 20% or more of the revenues, net income or assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, (c) issuance, sale or other disposition by the Company to any person or group (other than Parent, Intermediate Sub or Merger Sub or any of their respective Affiliates) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (d) transaction or series of related transactions in which any person or group (other than Parent, Intermediate Sub or Merger Sub or their respective Affiliates) acquires beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding Equity Interests of the Company.

“Action” means any action, arbitration, audit, hearing, litigation, suit or other similar proceeding (whether civil, criminal, administrative or governmental).

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property owned by the Company and its subsidiaries.

“Company Reference Balance Sheet” means the audited balance sheet of the Company and its subsidiaries as of December 31, 2010 contained in its Form 10-K, filed with the SEC on March 31, 2011.

“contract” means any agreement, contract, lease, mortgage, evidence of Indebtedness, letter of credit, license, instrument, obligation or other commitment, whether oral or written, that is legally binding (but excluding any sales or purchase order entered into in the ordinary course of business).

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Effective Time” means the date and time at which the Merger becomes effective.

“Encumbrance” means any charge, claim, easement, encumbrance, lien, mortgage, option, purchase right, pledge, or security interest, right of first refusal or other similar right of third parties.

“Environmental Laws” means Laws relating to, or establishing standards of conduct for, Hazardous Substances, or injury to or pollution or protection of the environment or natural resources, including air, land, soil, surface waters, ground waters, stream and river sediments and/or biota.

“Equity Interest” means (a) with respect to a corporation, any and all classes or series of shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar person, any and all classes or series of units, interests or other partnership/limited liability company interests and (c) with respect to any other person, any other security representing any direct equity ownership or participation in such person.

“Governmental Authority” means any United States or foreign federal, national, state, provincial, supranational, county or local government, governmental, regulatory or administrative authority, agency, self-regulatory body, instrumentality or commission, and any court, tribunal, or judicial or arbitral body and/or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substances” means any chemicals, materials or substances regulated under Environmental Laws, including, without limitation, chemicals, materials or substances within the definition of “hazardous substances,” “hazardous wastes,” “extremely hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” and “contaminants” under any Environmental Law.

“inactive subsidiary” means Joyas y Cueros de Costa Rica, S.A., a Costa Rican corporation.

“Indebtedness” means (a) any indebtedness for borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit, whether or not contingent, (b) any obligations under conditional or installment sale contracts or other retention contracts relating to purchased property, (c) any capital lease obligations (as determined under GAAP), (d) any guarantee of any such indebtedness of any other person, (e) any indebtedness of others secured by a lien on any asset of the Company or any of its subsidiaries (whether or not such indebtedness is assumed by the Company or any of its subsidiaries), or (f) any arrangement having the economic effect of any of the foregoing.

“Intellectual Property” means (a) United States, international, and foreign patents and patent applications, patent disclosures and improvements thereto, including divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates; (b) United States and foreign registered, pending, and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations and applications for registration for any of the foregoing, together with all of the goodwill associated therewith; (c) United States and foreign copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works; (d) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information; (e) confidential and proprietary information, including know-how; and (f) all Internet domain names, social media names, and all corresponding websites, passwords, and login information.

“knowledge” or words of similar import means (a) with respect to the Company, the actual knowledge of John Tulin and/or Jerold R. Kassner and (b) with respect to Parent, Intermediate Sub and/or Merger Sub, the actual knowledge of Jeffrey Spiegel and/or John Hastings (in each case, with the term “knowledge” meaning the conscious awareness of information about a fact as at any date of determination, following consultation with other members of senior management (and in the case of the Company, solely with the “Named Officers” (as such term is defined in the Company’s definitive proxy statement filed with the SEC on July 15, 2011)) and counsel); provided, that, knowledge in respect of oral contracts shall be limited to the actual knowledge of John Tulin and Jerold R. Kassner without undertaking any investigation or consultation of any kind or nature whatsoever and all representations and warranties contained in this Agreement that relate in any way to oral contracts shall be deemed limited to such actual knowledge.

“Laws” means any foreign, federal, state or local statute, law, rule, ordinance, code or regulation, any Order, and any regulation, rule, interpretation, guidance or directive of any Governmental Authority, including, but not limited to COBRA, the Occupational Safety and Health Act of 1970 and the Worker Adjustment and Retraining Notification Act.

“liability” means any liability of any kind whatsoever (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether or not reflected or required by GAAP to be reflected on the Company Reference Balance Sheet).

“Material Adverse Effect” means any change, event, condition, change, circumstance, development or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is, or would reasonably be expected to be, materially adverse (a) to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its subsidiaries taken as a whole, or (b) the ability of the Company to perform any of its obligations under this Agreement or timely consummate any of the Transactions; provided, however, that none of the following, or any Effect relating to or resulting therefrom, shall be deemed in and of itself, either alone or in combination, to constitute, and none of them shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (i) economic, financial market, or geopolitical conditions in general, (ii) general changes or developments in the industries in which the Company and its subsidiaries operate, (iii) the announcement of this Agreement and the transactions contemplated hereby, any actions or omissions of Parent or any of its Affiliates related to this Agreement, or any facts or circumstances concerning Parent or any of such Affiliates related to this Agreement, (iv) changes in Tax laws or regulations or applicable accounting regulations or principles or interpretations thereof, (v) changes in the market price or trading volume of the Company Common Stock, (vi) the failure by the Company to meet any expected or projected financial or operating performance target, as well as any change by the Company in any expected or projected financial or operating performance target, (vii) acts of God, national or international hostilities, war (whether or not declared) or terrorism, (viii) compliance with the terms and conditions of this Agreement by the Company or as consented to in writing by Parent, Intermediate Sub or Merger Sub or (ix) any breach of this Agreement by Parent, Intermediate Sub or Merger Sub, so long as, in the case of clauses (i), (ii), (iv) and (vii), the Effect on the Company and its subsidiaries, taken as a whole, is not disproportionate to that on other companies in the industry in which the Company operates.

“Order” means any award, writ, stipulation, injunction, judgment, order, decree, ruling, or verdict entered, issued, made or rendered by any Governmental Authority.

“ordinary course of business” means the ordinary course of business of the Company and its subsidiaries consistent with past practice.

“Permits” means all franchises, grants, authorizations, licenses, permits, consents, certificates and approvals of any Governmental Authority.

“Permitted Encumbrances” means:

(a) statutory liens for Taxes, assessments and governmental charges or levies imposed upon the Company or any of its subsidiaries not yet due and payable or that are being contested in good faith by appropriate proceedings,

(b) mechanics’, materialmen’s or similar statutory liens for amounts not yet due or being diligently contested in good faith in appropriate proceedings,

(c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations,

(d) zoning, entitlement and other land use regulations by Governmental Authorities,

(e) easements, survey exceptions, leases, subleases and other occupancy contracts, reciprocal easements, restrictions and other customary encumbrances on title to real property that do not, in any such case, materially interfere with the intended use of such real property,

(f) encumbrances affecting the interest of the lessor of any Real Property, and

(g) liens relating to any Indebtedness for borrowed money identified on Section 1.01 of the Company Disclosure Schedule.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, Governmental Authority or other entity.

“Real Property” means any real property and interests in real property currently or formerly owned, leased, subleased or operated by the Company or any of its past or present subsidiaries.

“Retirement Plan” means The New Swank, Inc. Retirement Plan, as originally effective as of January 1, 1980, and as most recently amended and restated effective as of January 1, 2011, and The New Swank, Inc. Retirement Plan Trust Agreement created under such plan, as amended.

“Shares” means the shares of Company Common Stock outstanding immediately prior to the Effective Time.

“subsidiary” means any person (other than, with respect to the Company, the inactive subsidiary) with respect to which a specified person directly or indirectly (a) owns a majority of the Equity Interests, (b) has the power to elect a majority of that person’s board of directors or similar governing body, or (c) otherwise has the power, directly or indirectly, to direct the business and policies of that person.

“Superior Proposal” means any written Acquisition Proposal that the Board determines in its good faith judgment (after consultation with its outside legal and financial advisors) is more favorable, from a financial point of view, to the Company’s stockholders (in their capacity as such) than the transactions contemplated by this Agreement (considering any changes to this Agreement agreed in writing by Parent in response thereto) and which the Board determines in good faith is reasonably likely to be consummated on the terms set forth therein, taking into account all material legal, financial, timing, regulatory and other material aspects of the proposal and the person making the proposal; provided, that, for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Tangible Net Worth” means total assets less the sum of (a) all assets classified as intangible assets as determined in accordance with GAAP and (b) total liabilities.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or other taxing authority, including: taxes or other similar charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

The following terms have the respective meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
Agreement	Preamble
Alternative Financing	§ 7.09(b)
Alternative Financing Commitment	§ 7.09(b)
Appraisal Statute	§ 3.05
Award Payment	§ 3.04(b)
Board	Recitals
Certificate of Merger	§ 2.03
Certificates	§ 3.02(b)
Chase	§ 7.09(e)
Closing	§ 2.02
COBRA	§ 4.10(d)
Company	Preamble
Company Board Approval	§ 4.04(b)
Company Common Stock	Recitals
Company Disclosure Schedule	Article IV
Company Financials	§ 4.07(b)
Company Manufacturing Supply Contracts	§ 4.23(a)
Company Preferred Stock	§ 4.03(a)
Company Stock Award	§ 3.04(a)(ii)
Company Stock Award Plans	§ 3.04(a)(i)
Confidentiality Agreement	§ 7.02(c)
Continuing Employees	§ 7.15(b)
D&O Insurance	§ 7.04(b)
Debt Financing	§ 5.07
Debt Financing Action	§ 7.09(e)
Debt Financing Commitments	§ 5.07
Debt Financing Conditions	§ 7.09(a)
DGCL	Recitals
Dissenting Shares	§ 3.05
Dodd-Frank Act	§ 4.07(a)
Employees	§ 4.11(b)
Environmental Permits	§ 4.06(a)
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(h)
Exchange Act	§ 4.05(b)(i)
Excluded Party	§ 7.03(b)
Financing Agreements	§ 7.09(b)
GAAP	§ 4.07(b)
Go-Shop Period End Date	§ 7.03(a)
Indemnified Parties	§ 7.04(a)
Intermediate Sub	Preamble
IRS	§ 4.10(a)
Licensed Intellectual Property	§ 4.15(b)
Merger	Recitals

Merger Consideration	§ 3.01(a)
Merger Sub	Preamble
New York County Court	§ 7.09(e)
Notice Date	§ 7.03(c)(iii)
Notice Period	§ 7.03(d)
Outside Date	§ 9.01(b)
Parent	Preamble
Parent Disclosure Schedule	Article V
Paying Agent	§ 3.02(a)
Payment Fund	§ 3.02(a)
Plans	§ 4.10(a)
Proxy Statement	§ 7.01(b)
Representatives	§ 7.02(a)
Requisite Stockholder Vote	§ 4.04(a)
Reverse Termination Fee	§ 9.03(c)
Rights	§ 4.03(b)(iii)
Rights Agent	§ 4.19
Rights Agreement	§ 4.19
Rights Amendment	§ 4.19
Sarbanes-Oxley Act	§ 4.07(a)
SEC	§ 4.05(b)(ii)
SEC Reports	§ 4.07(a)
Securities Act	§ 7.09(d)
Solicited Person	§ 7.03(a)
Special Meeting	§ 7.01(a)
Surviving Corporation	§ 2.01(c)
Takeover Law	§ 4.04(c)
Tax Returns	§ 4.16(a)
Tenant Leases	§ 4.13(a)
Terminating Company Breach	§ 9.01(e)
Terminating Parent Breach	§ 9.01(f)
Termination Agreements	§ 4.10(e)
Termination Date	§ 9.01
Termination Fee	§ 9.03(b)
Transactions	§ 4.04(a)
Transaction Costs	§ 9.03(a)
Voting Agreement	Recitals
Voting Debt	§ 4.03(d)

ARTICLE II

THE MERGER

SECTION 2.01 The Merger. Upon the terms of this Agreement and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and (c) the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the parties, which shall be not later than the second business day after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those that by their terms are to be satisfied or waived at the Closing), at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, NY, 10022, unless another time, date, place or manner is agreed to in writing by Parent and the Company.

SECTION 2.03 Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger.

SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 and the other applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.05 Certificate of Incorporation; Bylaws. At the Effective Time,

(a) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable Law; and

(b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

SECTION 2.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the individuals listed on Section 2.06 of the Parent Disclosure Schedule (as defined below) shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE III

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 3.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share (other than any Shares to be canceled pursuant to Section 3.01(b) and any Dissenting Shares) shall be canceled and converted automatically into the right to receive $10.00 in cash (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 3.02, of the Certificate that formerly evidenced such Share.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each Share held in the treasury of the Company and each Share owned by Merger Sub, Intermediate Sub, Parent or any direct or indirect wholly owned subsidiary of Parent shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Equity Interests of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

SECTION 3.02 Surrender of Certificates.

(a) Prior to the Effective Time, Parent shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article III. Prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a) (the “Payment Fund”). Except as contemplated by Section 3.02(d), the Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, that, such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase contracts with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $1 billion (based on the most recent financial statements of such bank which are then publicly available).

(b) Payment Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate representing such Shares shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article III. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article III.

(c) No Further Rights. From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided in this Agreement or by applicable Law.

(d) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Shares one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or other Encumbrance of any person previously entitled thereto.

(e) No Liability. None of the Paying Agent, Merger Sub, Intermediate Sub, Parent or the Surviving Corporation shall be liable to any holder of Shares or any other person for any such Shares (or dividends or distributions with respect thereto) or cash or other consideration delivered to a public official pursuant to any abandoned property, escheat or other Law.

(f) Withholding Rights. Each of the Paying Agent, the Surviving Corporation, Intermediate Sub and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation, Intermediate Sub or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, (i) the execution and delivery by such person who holds less than 2,500 Shares of a customary indemnity agreement, or (ii) the posting by any other such person of a bond, in such reasonable amount as the Surviving Corporation may direct, in each case to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 3.01(a).

SECTION 3.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares or Certificates shall cease to have any rights with respect to such Shares, or in the case of Certificates, the Shares evidenced thereby, except as otherwise provided in this Agreement or by applicable Law. On or after the Effective Time, any Certificates presented to the Paying Agent, the Surviving Corporation, Intermediate Sub or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 3.01(a).

SECTION 3.04 Employee Equity Awards.

(a) Prior to the Effective Time, the Company shall take all reasonably necessary action (which action shall be effective no later than the Effective Time) to:

(i) terminate the 1998 Equity Incentive Compensation Plan, 2008 Stock Incentive Plan and any stock options granted outside of a formal plan, in each case as amended through the date of this Agreement (collectively, the “Company Stock Award Plans”),

(ii) except as otherwise provided by the terms of any Company Stock Award Plan, provide that each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Award Plans (each, a “Company Stock Award”) shall become fully vested, to the extent not already vested, subject to, and conditioned upon, the closing of the Merger and the holder’s continued employment with the Company until such time, and

(iii) cause any Company Stock Award that is not exchanged for cash as provided in Section 3.04(b) to be cancelled as of the Effective Time, without the payment of any compensation therefor.

(b) Each holder of a Company Stock Award including the beneficial owner of Company Common Stock under any of the Company Stock Award Plans that is outstanding, vested (including any Company Stock Award that is vested pursuant to Section 3.04(a)(ii)) and unexercised as of the Effective Time and has an exercise price per Share that is less than the Merger Consideration shall (subject to the provisions of this Section 3.04) be paid by the Surviving Corporation, in exchange for the cancellation of such Company Stock Award, an amount in cash (subject to any applicable withholding Taxes) equal to the product of (i) the excess of the Merger Consideration over the applicable exercise price per share of such Company Stock Award, and (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of such Company Stock Award (the “Award Payment”). Except as otherwise expressly provided for in any agreement between the Company and any such holder, Parent and Intermediate Sub shall cause the Surviving Corporation or the Paying Agent to make the Award Payments promptly (and not later than five (5) business days) after the Effective Time. Any such payments shall be subject to all applicable federal, state and local Tax withholding requirements.

(c) The Company shall promptly after the date hereof prepare and deliver to Parent for its review drafts of such documentation relating to or in connection with the termination of the Company Stock Award Plans and the cancellation of any Company Stock Award that is not eligible to be exchanged for cash as provided in Section 3.04(b), shall revise such documentation as Parent may reasonably request, shall deliver to Parent final documentation relating to or in connection with the termination of the Company Stock Award Plans and the cancellation of any Company Stock Award that is not eligible to be exchanged for cash as provided in Section 3.04(b) no later than 10 days prior to the Effective Time, and shall take any other actions required to be taken pursuant to this Section 3.04.

(d) The Company shall take all necessary action to approve the disposition of the Company Stock Awards in connection with the transactions contemplated by this Agreement to the extent necessary to exempt such dispositions under Rule 16b-3 of the Exchange Act.

SECTION 3.05 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares held by any stockholder entitled to demand and who properly demands the appraisal for such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Statute”) shall not be converted into, or represent the right to receive, the Merger Consideration. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of the Appraisal Statute; provided, that, all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such Shares under the Appraisal Statute shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender in the manner provided in Section 3.02 of the Certificate or Certificates that formerly evidenced such Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except to the extent required by applicable Law, prior to the Effective Time, the Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) and following the Effective Time, the Surviving Corporation shall have the power to direct all negotiations and proceedings with respect to demands received by the Company for appraisal rights and shall have the sole power to settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the Company disclosure schedule, which sets forth certain disclosures concerning the Company, its subsidiaries and its business (the “Company Disclosure Schedule”), or (y) the SEC Reports filed with the SEC on or after December 31, 2010 and prior to the date hereof, the Company hereby represents and warrants to Parent, Intermediate Sub and Merger Sub as follows:

SECTION 4.01 Organization and Qualification; Subsidiaries.

(a) The Company and each of its subsidiaries is an entity duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not be reasonably expected to have a Material Adverse Effect.

(b) Section 4.01(b) of the Company Disclosure Schedule contains a true and complete list of each of the Company and its subsidiaries, together with the jurisdiction of incorporation or formation of each of the Company and its subsidiaries and each jurisdiction which each of the Company and its subsidiaries is qualified to do business. The outstanding Equity Interests of each of the Company’s subsidiaries are all duly and validly authorized and issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries directly or indirectly owns any Equity Interest in, or any interest convertible into or exchangeable or exercisable for any Equity Interests in, any person and, except as set forth in Section 4.01(b) of the Company Disclosure Schedule, has never had any direct or indirect subsidiaries since January 1, 2007.

(c) Section 4.01(c) of the Company Disclosure Schedule lists the percentage ownership held by the Company of its inactive subsidiary. The inactive subsidiary does not own or hold any material assets or property and is not engaged in any business activity or operations and has not owned or held any material assets and has not engaged in any business activity or operations since January 1, 2007.

SECTION 4.02 Certificate of Incorporation and Bylaws. The Company has heretofore made available to Parent a complete and correct copy of the certificate of incorporation, bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its subsidiaries. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect.

SECTION 4.03 Capitalization.

(a) The authorized Equity Interests of the Company consist of 43,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). As of the date of this Agreement,

(i) 5,549,593 shares of Company Common Stock were issued and outstanding, which includes 1,972,555 shares of Company Common Stock held in the Retirement Plan, all of which were duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights,

(ii) 879,502 shares of Company Common Stock were held in the treasury of the Company,

(iii) 375,000 shares of Company Common Stock were reserved for issuance upon exercise of outstanding stock options granted pursuant to the Company Stock Award Plans,

(iv) 956,284 shares of Company Common Stock were reserved and available for awards under the Company Stock Award Plans, and

(v) no shares of Company Preferred Stock were issued and outstanding.

(b) Except as set forth in Section 4.03(a) or under the Rights Agreement, on the date hereof, there are no:

(i) outstanding Equity Interests in the Company or securities issued by the Company that are exercisable or exchangeable for or convertible into any Equity Interests of the Company or any of its subsidiaries,

(ii) outstanding options, warrants, rights or contracts relating to the issued or unissued Equity Interests of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party and obligating the Company or any of its subsidiaries to issue or sell any Equity Interests in the Company or any of its subsidiaries,

(iii) outstanding stock appreciation rights, stock awards, restricted stock, restricted stock awards, performance units, phantom stock, profit participation or similar rights with respect to the Company, any of its subsidiaries or any of their respective Equity Interests (collectively, “Rights”) to which the Company or any of its subsidiaries is a party and obligating the Company or any of its subsidiaries to issue or sell any such Right, or

(iv) voting trusts, proxies or other contracts with respect to the voting of any Equity Interests of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party and giving any person any preemptive rights with respect to any future issuance of securities by the Company or any of its subsidiaries.

(c) All shares of Company Common Stock subject to issuance under the Company Stock Award Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any of its subsidiaries (other than those obligations of the Company under the Retirement Plan) or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, or any of the Company’s subsidiaries or any person (other than in connection with the Company’s and the Retirement Plan’s obligations under the Retirement Plan).

(d) Neither the Company nor any of its subsidiaries has outstanding any bonds, debentures, notes or other similar obligations the holders of which have the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote or other Equity Interests of the Company or any of its subsidiaries) with the stockholders of the Company or any of its subsidiaries on any matter (“Voting Debt”).

(e) Section 4.03(e) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of each current or former Employee, officer, director, consultant or other service provider of the Company and its subsidiaries who holds a Company Stock Award under the Company Stock Award Plans as of the date hereof, together with the number of shares of Company Common Stock subject to such Company Stock Awards, the date of grant of such Company Stock Awards, the exercise price of such Company Stock Awards, the expiration date of such Company Stock Awards and whether each such Company Stock Award is to be cancelled or eligible to be exchanged for cash. The Company has made available to Parent a true and complete list as of the date hereof of each participant in the Retirement Plan, together with the number of shares of Company Common Stock held in each such participant’s account within the Retirement Plan. The Company has made available to Parent true and complete copies of the Company Stock Award Plans and the forms of all stock option agreements evidencing the Company Stock Awards.

SECTION 4.04 Power and Authority.

(a) The Company has all necessary power and authority to (i) execute and deliver this Agreement, (ii) perform its obligations hereunder and (iii) perform all other transactions contemplated by this Agreement (collectively, the “Transactions;” for the avoidance of doubt, the term “Transactions” does not include the Debt Financing Commitments or the transactions contemplated thereby). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock (the “Requisite Stockholder Vote”) and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, Intermediate Sub and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

(b) The Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held (the “Company Board Approval”), has duly (i) determined that this Agreement, the Merger and the Transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and the Transactions and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders in accordance with this Agreement.

(c) Based, in part, on the representations and warranties of Parent, Intermediate Sub and Merger Sub contained in Section 5.06 hereunder, no “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover Law (each, a “Takeover Law”) is applicable to the Transactions. The Requisite Stockholder Vote is the only vote of the holders of any class or series of Equity Interests of the Company or any of its subsidiaries necessary to adopt this Agreement or approve the Transactions.

(d) The Board has received the opinion of Financo Securities, LLC, dated the date of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company, a copy of which opinion has been delivered to Parent.

SECTION 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Transactions will not,

(i) conflict with or violate the certificate of incorporation, bylaws or equivalent organizational documents of the Company or any of its subsidiaries,

(ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound, or

(iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, require the consent or approval of any person under, or result in any breach, violation of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) or termination under, any contract (including, but not limited to, each Tenant Lease and each contract listed in Section 4.14(a) of the Company Disclosure Schedule) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any property or asset of the Company or any of its subsidiaries is bound, except, with respect to clauses (ii) and (iii) of this Section 4.05(a), in each case, for any such conflicts, violations, breaches or defaults that would not be reasonably expected to have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation of the Transactions by the Company will not, require any Permit of, or filing with or notification to, any Governmental Authority, except for

(i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

(ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement,

(iii) filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is qualified to do business, and

(iv) such Permits, filings and notifications, the failure of which to obtain or make would not be reasonably expected to have a Material Adverse Effect.

SECTION 4.06 Permits; Compliance.

(a) The Company and each of its subsidiaries is in possession of all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including Permits required under Environmental Laws (the “Environmental Permits”), except where failure to be in possession of such Permits would not reasonably be expected to have a Material Adverse Effect. Section 4.06(a)(i) of the Company Disclosure Schedule contains a complete and accurate list as of the date hereof of all such material Permits. Except as listed in Section 4.06(a)(ii) of the Company Disclosure Schedule, the Company and each of its subsidiaries is, and has been, in compliance with the terms and conditions of such Permits, except where failure to so comply would not reasonably be expected to have a Material Adverse Effect and, as of the date of this Agreement, no notice of violation, suspension or cancellation of any such Permit is pending or, to the Company’s knowledge, threatened, except for such violations, suspensions or cancellations that would not reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any of its subsidiaries is in violation of any Law, except for such violations that would not be reasonably expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries is (i) subject to any current or, to the Company’s knowledge, threatened investigation regarding a potential violation of Law, and (ii) has not received any outstanding or uncured written notice alleging any violation of Law or directing the Company or any of its subsidiaries to take any remedial action with respect to such Law and, to the knowledge of the Company, there are no facts, events or conditions that would reasonably likely to constitute violations of any Law, except as would not reasonably be expected to have a Material Adverse Effect.

(c) No representation or warranty is made under this Section 4.06 with respect to (i) forms, reports, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed with the SEC, (ii) ERISA or employee benefit matters, (iii) Taxes, (iv) Environmental Laws or (v) the Foreign Corrupt Practices Act of 1977 or other anti-bribery or improper payment Laws, which matters are exclusively covered by Sections 4.07(a), 4.10, 4.16, 4.17 and 4.22, respectively.

SECTION 4.07 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) Other than as set forth in Section 4.07 of the Company Disclosure Schedule, the Company has timely filed (after giving effect to all valid extensions of the time to file) all forms, reports, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the SEC since January 1, 2007 (collectively, with any amendments thereto, the “SEC Reports”). Except to the extent that the information in any SEC Report has been revised or superseded by a SEC Report filed prior to the date hereof, each SEC Report (including any financial statements or schedules included therein) (i) as of its date and if amended prior to the date hereof as of the date of such amendment complied in all material respects with the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including, in each case, the rules and regulations promulgated thereunder, and the Dodd–Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and (ii) at the time of filing did not, or, if amended by a SEC Report filed subsequent to the date of this Agreement, as of the date of such amendment, contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No subsidiary of the Company is or since January 1, 2007, has been required to file any form, report or other document with the SEC.

(b) Each of the financial statements (including, in each case, any notes and schedules thereto) included (or incorporated by reference) in the SEC Reports (collectively, the “Company Financials”) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (ii) fairly presents in all material respects the financial position, results of operations, cash flows and changes in stockholders’ equity of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (except that the unaudited statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are or are expected to be material in nature or amount) all in accordance with GAAP and in all material respects in accordance with the applicable rules and regulations promulgated by the SEC.

(c) Neither the Company nor any of its subsidiaries has any liabilities, other than (i) liabilities reflected on the Company Reference Balance Sheet (or disclosed in the notes thereto) or reflected on balance sheets contained in SEC Reports filed for the Company’s first three fiscal quarters during the year ending December 31, 2011, (ii) liabilities incurred subsequent to the date of the Company Reference Balance Sheet in the ordinary course of the business of the Company and its subsidiaries, (iii) liabilities incurred in connection with the Transactions or as permitted or contemplated by this Agreement; and (iv) liabilities that would not be reasonably expected to have a Material Adverse Effect.

(d) The Company and its subsidiaries have (i) established and maintain disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 promulgated under the Exchange Act) designed to ensure that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer and (ii) have disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect the Company’s or any of its subsidiaries’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or any of its subsidiaries’ internal controls over financial reporting. To the knowledge of the Company, since January 1, 2007, the Company or any of its subsidiaries has not suffered, discovered or been informed of any material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act).

(e) Since January 1, 2007, to the Company’s knowledge, neither the Company, its subsidiaries, nor any director, officer, Employee, auditor, accountant or Representative of the Company or any of its subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices.

SECTION 4.08 Absence of Certain Changes or Events. Except as set forth in Section 4.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, since January 1, 2011, the Company and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and as of the date of this Agreement there has not occurred:

(a) any Effect, including any damage to, destruction or loss of any asset of the Company or any of its subsidiaries (whether or not covered by insurance), constituting or that would reasonably be expected to have a Material Adverse Effect;

(b) any payment of any dividend, or other distribution or capital return in respect of any Company Common Stock, or any redemption, repurchase or other acquisition by the Company or any of its subsidiaries of any Company Common Stock (other than as may have been effected under the Retirement Plan);

(c) any issuance or sale of stock, other securities, or any option, warrant or other securities convertible or exchangeable for stock or other securities of the Company or any of its subsidiaries;

(d) any material change in any method of accounting or accounting practice used by the Company or any of its subsidiaries, other than such changes as are required by GAAP;

(e) any increase in the compensation payable, or to become payable, by the Company or any of its subsidiaries to any director or officer of the Company or any of its subsidiaries under any employment, deferred compensation, severance or similar agreement entered into or amended by the Company or any of its subsidiaries except entering into any new employment agreement providing for compensation of less than $100,000 per annum, or any increase in the coverage or benefits available under any benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives, other than increases, payments or provisions which are in normal amounts and are made in the ordinary course of business consistent with past practice, or which are made pursuant to a contractual obligation or required by applicable Law;

(f) any sale, assignment, transfer, lease, license or other disposition, or agreement to sell, assign, transfer, lease, license or otherwise dispose of, any of the fixed assets of the Company or any of its subsidiaries that would reasonably be expected to have a Material Adverse Effect;

(g) any acquisition (by merger, consolidation or other combination, or acquisition of stock or assets or otherwise) by the Company or any of its subsidiaries of any corporation, partnership or other business organization, or any division thereof, that would reasonably be expected to have a Material Adverse Effect; or

(h) any action or event that would require Parent’s consent under Section 6.01 if such action or event had occurred after the date of this Agreement.

SECTION 4.09 Absence of Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, as of the date hereof, there is no Action pending, or, to the Company’s knowledge, threatened, against the Company or any of its subsidiaries or any property or asset of the Company or any of its subsidiaries, that (a) involves an amount in controversy in excess of $100,000 or (b) seeks injunctive or other non-monetary relief. Neither the Company nor any of its subsidiaries, nor any property or asset of the Company or any of its subsidiaries, is subject, as of the date hereof, to any outstanding Order that (i) involves an amount in controversy in excess of $100,000 or (ii) seeks injunctive or other non-monetary relief. There is no Action pending or, to the knowledge of the Company, threatened as of the date hereof against the Company or any of its subsidiaries seeking to prevent, hinder, modify, delay or challenge the Transactions contemplated by this Agreement.

SECTION 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, with respect to the Company and its subsidiaries, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, (ii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, employee assistance, cafeteria benefits, dependent care, educational assistance, life insurance or accident insurance plans, programs, agreements or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs, agreements or arrangements, (iv) all other material fringe or employee benefit plans, programs, policies, agreements or arrangements and (v) all employment, change of control, retention or executive compensation or severance agreements which the Company or any of its subsidiaries sponsor or are a party to for the benefit of, or relating to, any present or former Employee, consultant or director of the Company or any of its subsidiaries, in each case, whether or not in writing (together, the “Plans”). With respect to each Plan (as applicable), the Company has made available to Parent complete and accurate copies of (A) the most recent three years’ annual reports on Form 5500, including all schedules thereto; (B) the most recent determination letter from the Internal Revenue Service (“IRS”) for any Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any notices to or from the IRS or any office or representative of the Department of Labor or any similar Governmental Authority relating to any compliance issues in respect of any such Plan within the last six (6) years.

(b) Any Plan intended to be qualified under Section 401(a) of the Code has obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by GUST (as defined in Revenue Procedure 2001-55), and the Company is not aware of any actions subsequent to the receipt of such favorable determination letter that could adversely affect the tax qualified status of such Plan, and the Company has applied to the IRS for a determination letter to include changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter.

(c) Except as set forth in Section 4.10(c) of the Company Disclosure Schedule, each Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by all applicable Laws (including ERISA and the Code), except as would not reasonably be expected to have a Material Adverse Effect. The Company and each of its subsidiaries have performed all obligations required to be performed by them under, are not in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Plans, except as would not reasonably be expected to have a Material Adverse Effect. All material contributions and premiums required to be made by the Company or any of its subsidiaries to any Plan have been made on or before their due dates. Except as disclosed in Section 4.10(c) of the Company Disclosure Schedule, no Action has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Plan, including any audit or inquiry by the IRS or United States Department of Labor, and, to the Company’s knowledge, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company or any of its subsidiaries could be subject to any liability, other than routine claims for benefits and funding obligations in the ordinary course.

(d) With respect to each Plan, the Company and its subsidiaries have complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, including, without limitation, the privacy and security rules, except where the failure to comply with the applicable requirements of such laws and regulations would not reasonably be expected to have a Material Adverse Effect.

(e) Except as disclosed in Section 4.10(e) of the Company Disclosure Schedule (which Section 4.10(e) of the Company Disclosure Schedule shall include those certain termination agreements dated as of November 1, 2008 (the “Termination Agreements”)) or as otherwise provided in this Agreement, the consummation of the Transactions (either alone or in conjunction with any other event) will not (i) entitle any current or former Employee, director or consultant of the Company or any of its subsidiaries to any payment (whether of severance pay, unemployment compensation, golden parachute, bonus or otherwise), (ii) accelerate, forgive Indebtedness, vest, distribute, or increase benefits or obligation to fund benefits with respect to any current or former Employee, director or consultant of the Company or any of its subsidiaries, or (iii) accelerate the time of payment or vesting of Company Stock Awards, or increase the amount of compensation due any current or former Employee, director or consultant.

(f) Except as set forth in Section 4.10(f) of the Company Disclosure Schedule (i) no amounts payable under any of the Plans will not be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code, and (ii) none of the Plans contains any provision requiring a gross-up pursuant to Section 280G of the Code or similar tax provisions, or pursuant to Section 409A of the Code.

(g) Except as set forth in Section 4.10(g) of the Company Disclosure Schedule, no Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former Employees after retirement or other termination of service (other than (i) coverage mandated by Section 4980B of the Code or any similar state Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or (iii) benefits, the full direct cost of which is borne by the current or former Employee (or beneficiary thereof)).

(h) Neither the Company, its subsidiaries, nor any trade or business (whether or not incorporated) which is treated as a single employer with the Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”) has any liability with respect to any (i) employee pension benefit plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA).

(i) Each Plan that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2006 through the date hereof.

(j) Except where the failure to properly characterize would not be reasonably expected to have a Material Adverse Effect, all service providers to the Company have been properly characterized as employees or independent contractors.

(k) Except where the representation or communication would not be reasonably expected to have a Material Adverse Effect, no one authorized to make any such representation or communication on behalf of the Company has made any representation or communication, oral or written, with respect to the participation, eligibility for benefits, vesting, benefit accrual or provisions of any Plan to any current or former employees or directors of the Company (or any of their dependents or beneficiaries) that is inconsistent with the terms of the applicable Plan or would otherwise increase the benefits payable under the applicable Plan beyond that intended by its terms.

SECTION 4.11 Labor Matters; Employees.

(a) Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, neither the Company nor its subsidiaries (i) is a party to any collective bargaining agreement or other labor union contract applicable to its Employees and (ii) has, during the past three years, recognized or bargained with any union or labor organization representing, claiming or seeking to represent its Employees.

(b) Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, to the Company’s knowledge, there has not been within the past three years through the date hereof, nor is there pending on the date hereof (i) any strike, slowdown, picketing or work stoppage against the Company or any of its subsidiaries by or with respect to any current employees of the Company or any of its subsidiaries (“Employees”) or former employees of the Company or any of its subsidiaries, or (ii) any organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization against the Company or any of its subsidiaries seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any Employees or to compel the Company or any of its subsidiaries to bargain with any such labor union, workers’ council or labor organization.

(c) Section 4.11(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of each person who has been employed by the Company or its subsidiaries at any time since January 1, 2011, the position with the Company of each such employee, the compensation (stating salary and bonus separately) for the past two years for each such employee. Any such person who is no longer employed by the Company on the date hereof has been appropriately identified.

SECTION 4.12 Proxy Statement. At the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that no representation or warranty is made by the Company with respect to any information contained in the Proxy Statement that is based on, and in conformity with, information supplied in writing by Parent, Intermediate Sub, Merger Sub or any of Parent’s, Intermediate Sub’s or Merger Sub’s representatives expressly for inclusion in the Proxy Statement). The Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 4.13 Real Property; Leases.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date hereof, of all real property leased or subleased by the Company or any of its subsidiaries from or to any person. The list set forth in Section 4.13(a) of the Company Disclosure Schedule sets forth, with respect to each such real properties, all existing leases, subleases, licenses or other occupancy contracts to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, and all amendments, modifications, extensions and supplements thereto (collectively, the “Tenant Leases”). Neither the Company nor any of its subsidiaries currently owns or, since January 1, 2007, has owned any real property.

(b) A true, correct and complete copy of each Tenant Lease has been furnished or made available to Parent. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and each subsidiary, as applicable, has a valid and enforceable leasehold interest under each of the Tenant Leases, to the Company’s knowledge, free and clear of all Encumbrances other than Permitted Encumbrances, and each of the Tenant Leases is in full force and effect; (ii) neither the Company, its subsidiaries, nor, to the knowledge of the Company, any other party to any Tenant Lease is in breach of or in default under any of the Tenant Leases; and (iii) the Company and each subsidiary, as applicable, enjoys undisturbed possession under all Tenant Leases, except for such breaches of the right to undisturbed possession that do not materially interfere with the ability of the Company or any of its subsidiaries to conduct their respective businesses on such real property.

(c) The Company and its subsidiaries own or have valid and subsisting leasehold interests in, all tangible personal assets and properties used or leased for use by the Company or its subsidiaries and which are necessary to the current operation of their respective businesses, free and clear of all Encumbrances other than Permitted Encumbrances, except, in each case to the extent that the failure to so own or have such leasehold interests would not reasonably be expected to result in a Material Adverse Effect.

SECTION 4.14 Contracts.

(a) Section 4.14(a) of the Company Disclosure Schedule lists as of the date hereof the following written contracts, and to the knowledge of the Company, oral contracts, to which the Company or any of its subsidiaries is a party or by which it is bound (other than any that constitute Plans):

(i) any contract with respect to the formation, creation, operation, management or control of a partnership, limited liability company or joint venture, or other similar agreement or arrangement;

(ii) any contract (or group of related contracts) involving the performance of services or the purchase of goods, materials or other assets by or to the Company or any of its subsidiaries, the performance of which will involve (A) annual payments to or from the Company and its subsidiaries of $100,000 or more, or (B) aggregate payments (including termination penalties) to or from the Company and its subsidiaries of $500,000 or more;

(iii) any contract that limits or otherwise restricts the Company or any of its subsidiaries (A) from engaging or competing in any line of business or in any geographic area, from selling to or purchasing from any person, (B) from hiring any person, (C) that grants any party any special discount or volume rights or any other form of “most favored nation” status, or (D) that provides for any standstill or similar obligations on the part of the Company or any of its subsidiaries (with respect to special discount or volume rights or other form of “most favored nation” status, the disclosure provided in this Section 4.14(a)(iii) shall relate solely to any counter party who during any fiscal year 2009, 2010 or 2011 transacted business with the Company in excess of $1,000,000);

(iv) any contract relating to collective bargaining;

(v) any license, royalty or other contract concerning Intellectual Property (other than “off-the-shelf” or shrink-wrap software and databases licensed to the Company or to any of its subsidiaries under nonexclusive software licenses granted to end-user customers by third parties in the ordinary course of business of such third parties’ businesses, and other than equipment leases (other than capital leases in accordance with GAAP, entered into in the ordinary course of business and that are not required to be listed on Section 4.14(a) of the Company Disclosure Schedule by another clause in this Section 4.14(a))), with such Company Disclosure Schedule indicating, in the case of any such license, whether the Company or any of its subsidiaries is the licensee or licensor;

(vi) any contract required to be filed as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(vii) any contract relating to Indebtedness in excess of $100,000 individually or $250,000 in the aggregate;

(viii) any contract currently in effect or in effect at any time within the past five years involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests or pursuant to which the Company has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(ix) any contract that by its terms calls for aggregate payment or receipt by the Company or any of its subsidiaries under such contract of more than $100,000 over the remaining term of such contract; or

(x) any contract that requires a consent to or otherwise contains a provision relating to a “change of control.”

(b) The Company has made available to Parent a correct and complete copy, as of the date of this Agreement, of each written contract listed in Section 4.14(a) of the Company Disclosure Schedule (other than any contract referred to in Section 4.14(a)(iii)(B) as to which the Company has provided a description thereof to Parent) and a summary of each oral contract listed in Section 4.14(a) of the Company Disclosure Schedule. With respect to each such contract (except as set forth in Section 4.14(a) of the Company Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect): (i) the contract is legal, valid, binding and enforceable against the Company and, to the Company’s knowledge, the other party thereto, and is in full force and effect; (ii) the Company is not in breach or default, and, to the Company’s knowledge, no event has occurred that with the passage of time or giving of notice would constitute a breach or default by the Company, or permit termination or acceleration by the other party, under the contract; and (iii) to the Company’s knowledge, no other party to the contract is in breach or default, and no event has occurred that with the passage of time or giving of notice would constitute a breach or default by such other party, or permit termination or acceleration by the Company, under the contract.

SECTION 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Schedule contains a true, correct and complete list as of the date hereof of all registered Company Intellectual Property and all applications for registration of Company Intellectual Property, including (i) for each patent and patent application, the number, issue date, title and priority information for each country in which such patent has been issued, or the application number, date of filing, title, priority information, and status for each country in which a patent application is pending; (ii) for each registered trademark or pending trademark application, tradename or service mark, the application serial number and/or registration number thereof, if applicable, the class of goods or the description of the goods or services covered thereby, the countries in which such tradename or trademark is registered or in which applications for registration are pending, the expiration date for each country in which such trademark or tradename has been registered, and the status of each pending application, and (iii) for each registered copyright, the number and date of registration thereof for each country in which a copyright has been registered. Section 4.15(a) of the Company Disclosure Schedule also contains, for each domain name or social networking name owned by the Company, a list of each such name, the registered owner of each name, the status of each name, and the registrar through which such name is registered.

(b) Such Intellectual Property will not cease to be valid rights of the Company and its subsidiaries by reason of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement, except to the extent such cessation would not reasonably be expected to have a Material Adverse Effect. Except for the oral licenses, if any, for the manufacture of private label goods for third parties, Section 4.15(a) of the Company Disclosure Schedule contains a true, correct and complete list as of the date hereof of all license agreements for the manufacture and sale of goods in effect on the date hereof and to which the Company or any of its subsidiaries is a party (the “Licensed Intellectual Property”).

(c) Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its subsidiaries have all right, title and interest in and to all Company Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances, (ii) the Company and its subsidiaries have all necessary rights in and to all Licensed Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances, for the conduct of their businesses as currently conducted, (iii) the operations of the Company and its subsidiaries, as currently conducted, do not infringe, misappropriate or otherwise violate the Intellectual Property of any third party, and (iv) the Company Intellectual Property is valid, subsisting and enforceable. Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, during the last two years, the Company has not received any written communication alleging that it has infringed or misappropriated the Intellectual Property rights of any third person or challenging the ownership or validity of any Company Intellectual Property or any Licensed Intellectual Property and the Company has provided to Parent, Intermediate Sub and Merger Sub a copy of each such communication. Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, to the Company’s knowledge, there is no unauthorized use, infringement or misappropriation in any material respect of the Company Intellectual Property by any third party.

SECTION 4.16 Taxes.

(a) Except as set forth in Section 4.16(a) of the Company Disclosure Schedule, the Company and its subsidiaries have timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax returns and reports required to be filed by them (collectively, “Tax Returns”) taking into account applicable extensions, and have paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. As of the date hereof, there are no written claims or assessments pending against the Company for any alleged material deficiency in any Tax, and neither the Company nor any of its subsidiaries has been notified in writing of any proposed Tax claims or assessments against the Company or any of its subsidiaries (other than, in each case, claims or assessments that are being contested by the Company or any of its subsidiaries in good faith and for which adequate reserves in the Company Financials have been established and other than claims or assessments that are not material to the Company or any of its subsidiaries). There are no material liens for Taxes on the assets of the Company or any of its subsidiaries, except for Permitted Encumbrances.

(b) Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (to any person that is not a member of the consolidated group of which the Company or any of its subsidiaries is the common parent corporation) qualifying for tax-free treatment under Section 355 of the Code (i) within the two-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c) Except as set forth in Section 4.16(c) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries is being audited by any foreign, federal or state taxing authority or, to the knowledge of the Company, has been notified by any foreign, federal or state taxing authority that any such audit is pending.

(d) Neither the Company nor any of its subsidiaries is and (i) has been at any time within the five-year period ending on the date hereof a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and (ii) has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company or any of its subsidiaries is or was the common parent corporation.

(e) Neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity under which the Company or any of its subsidiaries could have liability for Taxes after the Closing.

(f) Neither the Company nor any of its subsidiaries has participated in any transaction that is, or is reasonably expected to become, a listed transaction within the meaning of Treasury Regulations Section 1.6011-4.

(g) No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is subject to taxation in that jurisdiction.

(h) Except as set forth in Section 4.16(h) of the Company Disclosure Schedule, the Company and its subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(i) Neither the Company nor any of its subsidiaries has any liability for Taxes of any entity or person under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor.

SECTION 4.17 Environmental Matters. Except for such violations, activities and Actions as would not, collectively, reasonably be expected to have a Material Adverse Effect, and except as set forth in Section 4.17 of the Company Disclosure Schedule:

(a) neither the Company nor any of its subsidiaries is, to the Company’s knowledge, the subject of any investigation by any Governmental Authority, and neither the Company nor any of its subsidiaries has received any written notice or claim, or entered into any negotiations or agreements with any person, relating to any liability or remedial action under any applicable Environmental Laws;

(b) the Company and its subsidiaries have for the past five years complied, and are currently in compliance with, all Environmental Laws, except for failures to comply that would not reasonably be expected to have a Material Adverse Effect;

(c) neither the Company nor any of its subsidiaries has manufactured, treated, stored, disposed of, generated, handled or released any Hazardous Substances in a manner that has given or is reasonably expected to give rise to any liability to the Company or any of its subsidiaries under Environmental Laws, except for actions that would not reasonably be expected to have a Material Adverse Effect; and

(d) no Hazardous Substances have been released from or otherwise come to be located at any Real Property in a manner that has given rise to any liability to the Company or any of its subsidiaries under Environmental Laws, except for releases that would not reasonably be expected to have a Material Adverse Effect.

(e) the Company and its subsidiaries have provided copies of all environmental assessments, investigations, audits, studies, and other environmental reports in its possession that relate to any Real Property.

SECTION 4.18 Brokers. Except for Financo, Inc., the fees of which will be borne by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4.19 Rights Plan. The Board has approved, and the Company and American Stock Transfer & Trust Company (the “Rights Agent”) have entered into, an amendment to the Rights Agreement, dated as of November 11, 2009 (the “Rights Agreement”), between the Company and the Rights Agent in the form heretofore provided to counsel for Parent, Intermediate Sub and Merger Sub (the “Rights Amendment”).

SECTION 4.20 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company and its subsidiaries that provide insurance as is sufficient to comply with applicable Law and any applicable requirements under the contracts to which the Company and its subsidiaries are a party.

SECTION 4.21 Related Party Transactions. No Affiliate of the Company or any of its subsidiaries is a party to any contract, arrangement or understanding with or binding upon the

Company or any of its subsidiaries or has engaged in any transaction with the Company or any of its subsidiaries within the last twelve (12) months, in each case, that is of a type that would be required to be disclosed in the Company SEC Reports pursuant to Item 404 of Regulation S-K that has not been so disclosed.

SECTION 4.22 Certain Payments. Since January 1, 2009, neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, in each case.

SECTION 4.23 Suppliers and Customers.

(a) Section 4.23(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof of each written (i) manufacturing agreement, (ii) any other contract that obligated the Company or any of its subsidiaries to pay or entitled the Company to receive an amount in excess of $100,000 in any 12-month period and under which the Company and its subsidiaries obtain services, products or raw materials for use in producing finished products (collectively with clause (i), the “Company Manufacturing Supply Contracts”), and (iii) a true, complete and correct listing of all outstanding purchase orders of the Company as of a date within three (3) calendar days of the date hereof. The Company has delivered to Parent a true and complete copy of each Company Manufacturing Supply Contract.

(b) To the Company’s knowledge, there are no agreements with respect of any purchase, supply or service agreement for materials or services used by or in connection with the businesses of the Company or its subsidiaries that provides for historical or current price reductions in favor of any vendor of the Company in exchange for future price increases.

(c) Except as would not have a Material Adverse Effect, since January 1, 2009 and through the date hereof, (i) neither the Company nor any of its subsidiaries has received any written notice or threat of any change in relations with any of the major suppliers of the Company, and (ii) neither the Company nor any of its subsidiaries has received from any of the major suppliers of the Company or any of its subsidiaries any written notices of termination or alteration of any contract or business relationship governed thereby.

(d) Section 4.23(d) of the Company Disclosure Schedule identifies, and provides a reasonably detailed breakdown of the orders received from, the ten largest clients and customers of the Company and its subsidiaries for each of the calendar year 2010 and the nine months ended September 30, 2011. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received any written notice or other written communication indicating that any other party to any Company Manufacturing Supply Contract or any other material vendor which provides inventory or raw materials to be used to produce inventory intends to cease dealing with the Company or any of its subsidiaries on such terms, conditions and quantities consistent with past practices or otherwise reduce the volume of business transacted by such party with the Company or any of its subsidiaries below current levels. The Company shall promptly notify Parent if the Company or any of its subsidiaries receives such written notice or written communications.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, INTERMEDIATE SUB AND MERGER SUB

Except as set forth in the Parent disclosure schedule, which sets forth certain disclosures concerning Parent, its subsidiaries and its business (the “Parent Disclosure Schedule”), as an inducement to the Company to enter into this Agreement, Parent, Intermediate Sub and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 5.01 Corporate Organization. Each of Parent, Intermediate Sub and Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the state of its organization and has the requisite limited liability company or corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

SECTION 5.02 Authority Relative to This Agreement. Each of Parent, Intermediate Sub and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent, Intermediate Sub and Merger Sub and the consummation by Parent, Intermediate Sub and Merger Sub of the Transactions have been duly and validly authorized by all necessary action, and no other corporate proceedings on the part of Parent, Intermediate Sub or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent, Intermediate Sub and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent, Intermediate Sub and Merger Sub enforceable against each of Parent, Intermediate Sub and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

SECTION 5.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent, Intermediate Sub and Merger Sub do not, and the consummation of the Transactions will not,

(i) conflict with or violate the certificate of incorporation or bylaws or other organizational or governing documents of any of Parent, Intermediate Sub or Merger Sub,

(ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.03(b) have been obtained and all filings and notifications described in Section 5.03(b) have been made, conflict with or violate any Law applicable to Parent, Intermediate Sub or Merger Sub or by which any property or asset of any of them is bound, or

(iii) result in any breach or violation of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, any contract to which Parent, Intermediate Sub or Merger Sub is a party or by which Parent, Intermediate Sub or Merger Sub or any property or asset of any of them is bound except, with respect to clause (iii), for any such conflicts, violations, breaches or defaults that would not prevent or delay consummation of the Transactions or otherwise prevent Parent, Intermediate Sub or Merger Sub from performing their respective obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent, Intermediate Sub and Merger Sub do not, and the performance of this Agreement by Parent, Intermediate Sub and Merger Sub will not, require any consent, approval, authorization or Permit of, or filing with, or notification to, any Governmental Authority, except where the failure to obtain such consents, approvals, authorizations or Permits, or to make such filings or notifications, would not prevent or delay consummation of the Transactions, or otherwise prevent Parent, Intermediate Sub or Merger Sub from performing their respective obligations under this Agreement or for:

(i) applicable requirements, if any, of the Exchange Act,

(ii) the filing with the SEC of the Proxy Statement,

(iii) filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is qualified to do business, and

(iv) such Permits, filings and notifications the failure of which to obtain or make would not prevent or delay consummation of the Transactions or otherwise prevent Parent, Intermediate Sub or Merger Sub from performing their respective obligations under this Agreement.

SECTION 5.04 Proxy Statement. None of the information supplied by Parent, Intermediate Sub or Merger Sub in writing expressly for inclusion in the Proxy Statement shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 5.05 Interim Operations of Intermediate Sub and Merger Sub. Each of Intermediate Sub and Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

SECTION 5.06 Ownership of Company Equity Interests. As of the date of this Agreement, other than 36,897 shares of Company Common Stock held by Parent and any Shares of Company Common Stock which Parent, Intermediate Sub or Merger Sub may be deemed to be the beneficial owner of as a result of any Voting Agreement, none of Parent, Intermediate Sub or Merger Sub is the record or beneficial owner of any Equity Interests of the Company or any of its subsidiaries. For a period of at least 3 years prior to the date of this Agreement and any such Voting Agreement, none of Parent, Intermediate Sub or Merger Sub, or any of their respective affiliates or associates, was an interested stockholder (with the terms “affiliates,” “associates,” and “interested stockholder” having the respective meanings assigned to those terms in Section 203 of the DGCL).

SECTION 5.07 Financing. Section 5.07 of the Parent Disclosure Letter sets forth true and complete copies of executed written commitments, related term sheets, the market flex and securities demand letter and fee letters from the lenders to the borrower thereunder (collectively, the “Debt Financing Commitments”), pursuant to which the lenders party thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Parent, Intermediate Sub and/or Merger Sub debt financing in the amounts set forth therein for the purposes of financing the Transactions and related fees and expenses and the other purposes set forth therein (the “Debt Financing”). As of the date of this Agreement, none of the Debt Financing Commitments has been amended or modified, and the commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded, in any respect. Parent, Intermediate Sub and/or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitments that are required to be paid on or before the date of this Agreement in connection therewith or pursuant thereto. The Debt Financing Commitments are a valid and binding obligation and are in full force and effect as of the date hereof, subject to the terms and conditions set forth therein. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in the Debt Financing Commitments. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, Intermediate Sub or Merger Sub under any of the Debt Financing Commitments. Subject to the terms and conditions of the Debt Financing Commitments, and subject to the terms and conditions of this Agreement, none of Parent, Intermediate Sub or Merger Sub is aware of any reason on the date hereof that (with or without notice, lapse of time, or both) would reasonably be expected to (w) make any of the assumptions or any of the statements set forth in the Debt Financing Commitments inaccurate in any material respect, (x) result in any of the conditions in the Debt Financing Commitments not being satisfied, (y) cause any of the Debt Financing Commitments to cease to be in full force and effect, or (z) otherwise result in the funding contemplated by the Debt Financing Commitments not being available by the Outside Date in order to consummate the Transactions. Subject to the terms and conditions of the Debt Financing Commitments, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Debt Financing Commitments, together with the cash on hand of Parent, Intermediate Sub and Merger Sub at the Effective Time, will be sufficient to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses.

SECTION 5.08 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries seeking to prevent, hinder, modify,

delay or challenge the Transactions contemplated by this Agreement. Neither Parent nor any of its subsidiaries nor any of their respective properties is subject to any outstanding Order that would, or would reasonably be expected to, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

SECTION 5.09 Tangible Net Worth. During the period from and including the date hereof to and including March 30, 2012, Parent, Intermediate Sub and Merger Sub, on a consolidated basis, shall maintain a Tangible Net Worth of not less than $40,000,000, of which not less than $10,000,000 shall be in cash or cash equivalents reasonably acceptable to the Company. On March 31, 2012 through the earliest to occur of (a) the Effective Time, (b) the termination of this Agreement under any provision hereof other than a provision that requires a payment of the Reverse Termination Fee (as defined below), or (c) two business days after the Termination Date, Parent, Intermediate Sub and Merger Sub, on a consolidated basis, shall maintain a Tangible Net Worth of not less than $50,000,000, of which not less than $20,000,000 shall be in cash or such cash equivalents, provided, however, that solely in the case where clause (c) applies, Parent, Intermediate Sub and Merger Sub, on a consolidated basis, shall maintain a Tangible Net Worth of $15,000,000, of which not less than $2,500,000 shall be in cash or cash equivalents, for the period beginning on the day immediately following the two business days after the Termination Date and continuing until the earliest of the day on which (i) Parent pays the Reverse Termination Fee to the Company, (ii) Parent, Intermediate Sub or Merger Sub pays to the Company an amount less than the full Reverse Termination Fee, if following the final adjudication by a court of law or equity in an Action brought under the provisions of this Agreement, Parent, Intermediate Sub and Merger Sub are determined to owe the Company such lesser amount or if such parties mutually agree to such lesser amount, or (iii) the final adjudication by a court of law or equity in an Action brought under the provisions of this Agreement that none of Parent, Intermediate Sub or Merger Sub owe the full Reverse Termination Fee or any portion thereof to the Company, provided, further, however, that in the case where clause (c) applies and Parent, Intermediate Sub and Merger Sub maintain a Tangible Net Worth of $15,000,000, of which not less than $2,500,000 shall be in cash or cash equivalents, and upon a final adjudication by a court of law or equity in an Action brought pursuant to this Agreement it is determined that none of Parent, Intermediate Sub or Merger Sub owe the Reverse Termination Fee to the Company, notwithstanding any provision to the contrary contained herein, the Company shall pay to Parent an amount equal to the sum of (A) interest at the prime rate as published in The Wall Street Journal from the first business day following the two business days after the Termination Date multiplied by $2,500,000 (the amount of cash or cash equivalents maintained by Parent, Intermediate Sub and Merger Sub) multiplied by a fraction which the numerator is the number of days (inclusive of such beginning and ending dates) beginning on the first day following the two business days after the Termination Date and ending on the date of such final adjudication, and the denominator is 365, plus (B) the amount of costs and expenses actually incurred or accrued by Parent, Intermediate Sub and Merger Sub (including reasonable fees and expenses of counsel) in connection with such Action; and further, provided, that in the case where clause (c) applies, upon a final adjudication by a court of law or equity in an Action brought pursuant to this Agreement it is determined that Parent, Intermediate Sub or Merger Sub owe the Reverse Termination Fee to the Company, notwithstanding any provision to the contrary contained herein, Parent shall pay to the Company, in addition to the Reverse Termination Fee and the Company’s costs and expenses in accordance with Section 9.03(d), an amount equal to interest at the prime rate as published in The Wall Street Journal from the first business day following the two business days after the Termination Date multiplied by $5,000,000 multiplied by a fraction which the numerator is the number of days (inclusive of such beginning and ending dates) beginning on the first day following the two business days after the Termination Date and ending on the date of such payment of the Reverse Termination Fee, and the denominator is 365. From the date of this Agreement and as long as Parent, Intermediate Sub and Merger Sub shall be required to maintain a minimum Tangible Net Worth pursuant to this Section 5.09, Parent, Intermediate Sub and Merger Sub shall furnish balance sheet data or related or supplemental information reviewed by Parent’s accountants to the Company, through its officers, employees, agents or Representatives, as the Company may reasonably request, in order to confirm compliance by Parent, Intermediate Sub and Merger Sub of their covenants contained in this Section 5.09. All information obtained by the Company from Parent, Intermediate Sub or Merger Sub pursuant to this Section 5.09 shall be kept confidential in accordance with the confidentiality agreement, dated September 22, 2011, between Parent and the Company.

SECTION 5.10 Brokers. Other than Peter J. Solomon Company, the fees of which will be borne by Parent, Intermediate Sub or Merger Sub, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Intermediate Sub or Merger Sub.

SECTION 5.11 Management Arrangements. As of the date hereof, none of Parent, Intermediate Sub or Merger Sub, or any of their respective Affiliates, has entered into any contract, agreement, arrangement or understanding with any of the officers or directors of the Company or any of its subsidiaries, or any of their respective Affiliates, that is currently in effect or that would become effective in the future (upon consummation of the Transactions or otherwise) and that has not been disclosed to the Company.

SECTION 5.12 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Transactions, Parent, Intermediate Sub and Merger Sub have each relied upon its own investigation and analysis, and Parent, Intermediate Sub and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in this Agreement (as qualified by the Company Disclosure Schedule and the SEC Reports), none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company or its subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent, Intermediate Sub and Merger Sub or any of their respective Affiliates or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Parent, Intermediate Sub or Merger Sub, their respective Affiliates or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom) to Parent, Intermediate Sub or Merger Sub, their respective Affiliates or Representatives, except for the Company and then as and only to the extent expressly set forth in this Agreement; provided, however, that nothing herein shall relieve or release the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives from liabilities or responsibilities arising out of fraud by any such person.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01 Conduct of Business by the Company Pending the Merger.

(a) Between the date of this Agreement and the Effective Time, except as set forth in Section 6.01 of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as contemplated by the other transactions described in the Debt Financing Commitments and Section 7.09 below or as required by applicable Law, the Company shall, and shall cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business; and (ii) use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, Employees and consultants of the Company and its subsidiaries, and to preserve, in all material respects, the current relationships of the Company and its subsidiaries with customers, licensees, suppliers and other persons with which the Company or any of its subsidiaries has business relations.

(b) Without limiting the foregoing, except as otherwise contemplated by this Agreement or the Debt Financing Commitments, as is reasonably necessary for the Company to take all actions required by this Agreement, including, without limitation, Section 7.09, in connection with the Debt Financing, or as disclosed in Section 6.01 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do or agree to do, any of the following without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned):

(i) make, revoke or change any material Tax election, change any material method of Tax accounting, settle, compromise or incur any material liability for Taxes, fail to timely file any material Tax Return that is due, file any amended material Tax Return, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case except as required by GAAP or applicable Law;

(ii) make any material change in the accounting principles used by it unless required by a change in GAAP, applicable Law or any Governmental Authority;

(iii) make any borrowings except for short-term borrowings incurred under its existing credit facility;

(iv) make any capital expenditures other than in the ordinary course of business;

(v) except as set forth in Section 7.03, or the sale of inventory in the ordinary course, sell, lease, license or dispose of (by merger, consolidation, sale of stock or assets or otherwise) any material assets;

(vi) except as set forth in Section 6.01(b)(vi) of the Company Disclosure Schedule, make any change (and in the case of any consultant or service provider make any material change) in any compensation arrangement or contract with any present or former Employee, officer, director, consultant or service provider, of the Company or any of its subsidiaries or establish, terminate or materially amend any Plan or materially increase benefits (including, except as contemplated by this Agreement, acceleration of benefits) under any Plan, or grant any Company Stock Awards or other awards under any Company Stock Award Plan, in each case other than (A) required pursuant to the terms of any Plan as in effect on the date of this Agreement or (B) as reasonably determined by the Company to be required to comply with applicable Law;

(vii) declare, set aside or pay any dividend or make any other distribution with respect to Equity Interests of the Company or any of its subsidiaries, or otherwise make any payments to stockholders in their capacity as such;

(viii) effect a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act or any applicable state Law;

(ix) (A) except as otherwise required pursuant to an existing contract and as specifically set forth and described on Section 4.03(e) of the Company Disclosure Schedule, issue, deliver, sell, pledge, transfer, convey, dispose or grant an Encumbrance on any Equity Interests, or any options, warrants, securities exercisable, exchangeable or convertible into any Equity Interest or any Right or Voting Debt other than the issuance of Shares upon the exercise of Company Stock Awards outstanding as of the date of this Agreement, or the allocation, vesting, distribution or purchase of any Company Common Stock under the Retirement Plan (B) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Equity Interests other than under the Retirement Plan or (C) split, combine, subdivide or reclassify any Equity Interests;

(x) enter into any material contract providing for the sale or license of Intellectual Property, other than any such contract entered into with, between or among any of the Company’s subsidiaries;

(xi) license, lease, acquire, sublease, grant any material Encumbrance affecting and/or transfer any material interest in any real property, or enter into any material amendment, extension or termination of any leasehold interest in any real property, other than as contemplated by the Debt Financing Commitments;

(xii) make any acquisition of any person (whether by way of merger, consolidation, tender offer, share exchange or other activity), or make any capital contributions to, or investment in, any person, except for (A) capital contributions and investments not in excess of $250,000 in the aggregate or (B) acquisitions, capital contributions or investments of or in any of the Company’s subsidiaries;

(xiii) except as otherwise permitted by Section 7.03, merge or consolidate with any person or otherwise acquire all or any substantial part of the assets of any person (other than mergers among wholly owned subsidiaries of the Company and mergers between the Company and wholly owned subsidiaries of the Company);

(xiv) enter into, terminate or materially amend any contract listed in Section 4.14(a) of the Company Disclosure Schedule or that would be required to be so listed had such contract been entered into prior to the date hereof, other than in the ordinary course of business;

(xv) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration, other than in the ordinary course of business;

(xvi) satisfy, discharge, waive or settle any material liabilities, other than in the ordinary course of business;

(xvii) amend the certificate of incorporation or bylaws of the Company or any of its subsidiaries; or

(xviii) enter into any contract, or agree or commit, in writing or otherwise, to do any of the foregoing.

SECTION 6.02 No Control of Company’s Business. Other than the requirement of consent of Parent contained in Section 6.01, nothing contained in this Agreement shall give Parent, Intermediate Sub or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ respective operations prior to the Effective Time. Prior to the Effective Time, consistent with the terms and conditions of this Agreement, each of the Company, on the one hand, and Parent, Intermediate Sub and Merger Sub, on the other hand, shall exercise complete control over its and its subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Special Meeting; Proxy Statement. Following the execution of this Agreement, the Company, acting through its Board, shall, in accordance with applicable Law:

(a) as promptly as practicable, duly call, give notice of, convene and (unless this Agreement has been terminated) hold a special meeting of its stockholders (the “Special Meeting”) for the purposes of considering and taking action upon the adoption of this Agreement, including adjourning such meeting for up to fifteen (15) business days to obtain such approval. Except to the extent that the Board shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 7.03, the Company shall (i) use reasonable best efforts to solicit the approval of this Agreement by the stockholders of the Company and (ii) include in the Proxy Statement the Board’s declaration of the advisability of this Agreement and its recommendation to the stockholders of the Company that they adopt this Agreement, and include disclosure regarding the approval of the Board. Notwithstanding the foregoing, the Company may adjourn or postpone the Special Meeting (A) if and for so long as the Company is participating in discussions or negotiations with a third party with respect to an Acquisition Proposal not in violation of Section 7.03, provided, however, such period to adjourn or postpone shall terminate on the earlier of the date that the Company is no longer participating in negotiations with a third party with respect to such an Acquisition Proposal or the 15th calendar day immediately following the Go-Shop Period End Date, or (B) as and to the extent required by applicable Law;

(b) within fifteen (15) days after the date hereof, prepare and file with the SEC a preliminary proxy statement relating to the Transactions and this Agreement and, after consultation with Parent, respond as promptly as practicable to any comments made by the SEC with respect to the preliminary proxy statement (including filing as promptly as reasonably practicable any amendments or supplements thereto necessary to be filed in response to any such comments or as required by Law), use its reasonable best efforts to have the SEC confirm that it has no further comments and as promptly as practicable thereafter cause a definitive proxy statement, including any amendments or supplements thereto (the “Proxy Statement”), to be mailed to its stockholders promptly after the date that the SEC confirms it has no further comments; provided, however, that no amendments or supplements to the Proxy Statement will be made by the Company without prior consultation with Parent and its counsel; provided, further, however, that the Company shall not be required to mail the Proxy Statement to its stockholders, or convene or hold the Special Meeting, on or prior to the Go-Shop Period End Date; notwithstanding the foregoing, prior to filing or mailing of any preliminary proxy statement or the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent and its counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent and its counsel; and

(c) notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the proxy statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the proxy statement. The Company shall give Parent a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the proxy statement prior to transmission to the SEC or its staff and shall not, unless required by Law, transmit any such material to which Parent reasonably objects. If at any time prior to the Special Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement, after obtaining the consent of Parent to such amendment or supplement (which consent shall not be unreasonably withheld or delayed), the Company shall promptly transmit such amendment or supplement to its stockholders.

SECTION 7.02 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time and compliance with applicable Laws, the Company shall, and shall use reasonable best efforts to cause each of its subsidiaries and the officers, directors, Employees, auditors, investment bankers, counsel, agents and other representatives (“Representatives”) of the Company and its subsidiaries to, afford to the Representatives of Parent, Intermediate Sub and Merger Sub, reasonable access, upon reasonable notice, during normal business hours, to all of the properties, books, contracts, commitments, personnel and records of the Company and its subsidiaries as Parent, Intermediate Sub and Merger Sub shall reasonably request, and shall use reasonable best efforts to furnish Parent, Intermediate Sub and Merger Sub with such financial, operating and other data and information as Parent, Intermediate Sub or Merger Sub, through their respective officers, employees or agents, may reasonably request.

(b) Notwithstanding Section 7.02(a), any investigation or request shall be conducted in such a manner as not to materially interfere with the business or operations of the Company or its subsidiaries or otherwise result in any material interference with the prompt and timely discharge by such Employees of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would reasonably be expected to jeopardize the attorney client privilege of the Company or its subsidiaries (provided, however, that such limitation shall not affect the Company’s obligation to provide or update the information contained on the Company Disclosure Schedule) or contravene any applicable Law or Order.

(c) All information obtained by Parent, Intermediate Sub or Merger Sub pursuant to this Section 7.02 shall be kept confidential in accordance with the confidentiality agreement, dated June 22, 2011, as amended on October 5, 2011 (the “Confidentiality Agreement”), between Parent and the Company, and any information heretofore or hereafter provided to Parent, Intermediate Sub or Merger Sub, or their respective Representatives (as defined in the Confidentiality Agreement), to the extent such information is subject to any confidentiality obligations of the Company, shall be kept confidential in accordance with the Confidentiality Agreement, without regard to any automatic expiration thereof, but in no event shall such information be kept confidential longer than eighteen (18) months from the date of the acquisition of such knowledge, except such information that (i) is or becomes generally available to the public (other than as a result of a disclosure by Parent, Intermediate Sub or Merger Sub or any of their respective Representatives (as defined in the Confidentiality Agreement) in violation of the Confidentiality Agreement or any other obligation of confidentiality or secrecy) or (ii) was within possession or available to Parent, Intermediate Sub and Merger Sub prior to it being furnished to Parent, Intermediate Sub or Merger Sub by or on behalf of the Company or any of its Representatives (as defined in the Confidentiality Agreement) or thereafter becomes available to Parent, Intermediate Sub or Merger Sub, in either case without being subject to any contractual, legal, fiduciary or other obligation of confidentiality or secrecy to the Company or any other person with respect to such information will cease to be confidential on the date of such clause (i) or (ii) occurs.

(d) No investigation pursuant to this Section 7.02 or otherwise shall affect or be deemed to modify any representation or warranty in this Agreement of any party hereto.

SECTION 7.03 Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on March 9, 2012 (the “Go-Shop Period End Date”), the Company, its subsidiaries and their respective Representatives shall have the right, acting under the direction of the Board, to directly or indirectly: (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each a “Solicited Person”) pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that, the Company shall promptly (and, in any event, within 24 hours) provide to Parent any material non-public information concerning the Company or its subsidiaries that is provided to any Solicited Person given such access which was not previously provided to Parent; and (ii) enter into and maintain, or participate in, discussions or negotiations with respect to Acquisition Proposals.

(b) Subject to Section 7.03(c), from the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, its subsidiaries, or any of their respective Representatives shall, directly or indirectly, (i) initiate, solicit or intentionally encourage (including by way of providing non-public information) the submission of any Acquisition Proposal or any other efforts or attempts that constitute or would reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or consummate any such transaction or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder or resolve or agree to do any of the foregoing. Notwithstanding the foregoing, the Company or any of its subsidiaries may continue to take any of the actions described in clauses (i) and (ii) above from and after the Go-Shop Period End Date with respect to any party that has made an Acquisition Proposal after the date hereof which was received by the Company prior to the Go-Shop Period End Date and with whom the Company or any of its subsidiaries is having ongoing discussions or negotiations as of the Go-Shop Period End Date regarding an Acquisition Proposal, in each case, to the extent the requirements of Section 7.03(c)(i)(C)(1) can be satisfied on the Go-Shop Period End Date with respect to such Acquisition Proposal (each such party, an “Excluded Party”). Any determination by the Board that any Acquisition Proposal received prior to the Go-Shop Period End Date initially meets the requirements of Section 7.03(c)(i)(C)(1) must be made not later than one calendar day after the Go-Shop Period End Date. Notwithstanding anything contained in this Section 7.03 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such party is withdrawn, is terminated or expires or fails to satisfy the requirements of Section 7.03(c)(i)(C)(1). The Company shall promptly notify Parent when an Excluded Party ceases to be an Excluded Party. Subject to Section 7.03(c)(i), at the Go-Shop Period End Date, other than with respect to Excluded Parties, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Solicited Person conducted theretofore by the Company, any of its subsidiaries, or any of their respective Representatives with respect to any Acquisition Proposal and use its (and will cause its Representatives to use their) reasonable best efforts to cause to be returned or destroyed all confidential information provided or made available to such Solicited Person on behalf of the Company or any of its subsidiaries.

(c) (i) Notwithstanding anything to the contrary contained in Section 7.03(b), if at any time following the Go-Shop Period End Date and prior to obtaining the Requisite Stockholder Vote, (A) the Company has received a written Acquisition Proposal from a third party that the Board believes in good faith to be bona fide, (B) such Acquisition Proposal was not solicited and did not otherwise result from a breach of this Section 7.03 and (C) the Board determines in good faith, after consultation with its outside financial and legal advisors, that (1) such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (2) the failure to take the actions referred to in clauses (x) and (y) of this Section 7.03(c)(i) would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then the Company and its subsidiaries may (x) furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and (y) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that, the Company (I) shall not, and shall cause its subsidiaries not to, allow any of their respective Representatives to disclose any material non-public information to such person without entering into an Acceptable Confidentiality Agreement, and (II) will promptly (and, in any event, within 24 hours) provide or make available to Parent any material non-public information concerning the Company or its subsidiaries provided to such other person which was not previously provided to Parent.

(ii) Notwithstanding anything to the contrary contained in Section 7.03(b), prior to obtaining the Requisite Stockholder Vote, the Company or any of its subsidiaries shall be permitted to take the actions described in clauses (x) and (y) above with respect to any Excluded Party so long as such Excluded Party continues to qualify as such.

(iii) No later than the next calendar day immediately following the Go-Shop Period End Date (the “Notice Date”), the Company shall notify Parent, in writing, of the identity of each Excluded Party and will provide Parent a written summary of the material terms and conditions of each Acquisition Proposal received from any Excluded Party. From and after the Go-Shop Period End Date, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it or any of its Representatives receives (A) an Acquisition Proposal from a person or group of related persons or written indication that such person or group is considering making an Acquisition Proposal, including the material terms and conditions thereof and the identity of the person making such Acquisition Proposal, (B) any request by any person or group of related persons for non-public information relating to the Company or any of its subsidiaries other than requests in the ordinary course of business and reasonably believed by the Company to be unrelated to an Acquisition Proposal or (C) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by any person or group of related persons, and shall keep Parent apprised and shall promptly update Parent as to any developments, discussions and negotiations concerning such Acquisition Proposal. Without limiting the foregoing, the Company shall inform the Parent in writing within twenty-four (24) hours in the event that it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 7.03.

(d) Neither the Board nor any committee thereof shall directly or indirectly withdraw or modify in a manner adverse to Parent, Intermediate Sub or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent, Intermediate Sub or Merger Sub, its recommendation in favor of the adoption of this Agreement; provided, that, at any time prior to obtaining the Requisite Stockholder Vote, in the event that the Board concludes in good faith, after consultation with its outside legal advisors, that the failure to so withdraw or modify its recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Board may (i) in the event that the Company receives an Acquisition Proposal after the date hereof and the Board concludes in good faith, after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes a Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 9.01(g) to concurrently enter into a definitive agreement with respect to such Superior Proposal and/or (ii) withdraw or modify its approval of this Agreement or its recommendation that the Company’s stockholders adopt this Agreement; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (i) and any purported termination pursuant to the foregoing clause (i) shall be void and of no force and effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 9.03; and provided, further, that the Company may not terminate this Agreement pursuant to the foregoing clause (i) and the Board may not effect a withdrawal or modification of its approval of this Agreement pursuant to the foregoing clause (ii) unless the Company shall have provided prior written notice to Parent, at least four business days in advance (the “Notice Period”), of its intention to withdraw or modify its approval of this Agreement or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include (A) if such action is intended to be taken in response to an Acquisition Proposal, a written summary of the material terms and conditions of such Acquisition Proposal (including the identity of the party making such Acquisition Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Acquisition Proposal and any other material documents relating thereto and (B) if such action is intended to be taken under circumstances not in response to an Acquisition Proposal, a reasonably detailed written description of the underlying facts giving rise to such action. During the Notice Period, the Company and its subsidiaries shall, and shall cause their respective Representatives to, negotiate with Parent, Intermediate Sub and Merger Sub in good faith (to the extent Parent, Intermediate Sub and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, and the Board shall take into account any changes to the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company or otherwise, so that the need for taking such action is obviated (it being understood and agreed that, in the case of any action intended to be taken in response to an Acquisition Proposal, any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notice by the Company and the commencement of a new Notice Period (except that such new Notice Period shall be reduced to two business days)).

(e) Subject to this Section 7.03, the Company shall not terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it is a party (including an Acceptable Confidentiality Agreement), and upon the written request of Parent, the Company shall use reasonable best efforts to enforce the provisions of any such agreement; provided, however¸ that the Company may permit a proposal to be made under a standstill agreement if the Board determines in good faith, after consultation with outside counsel, that failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. To the extent that prior to the date hereof the Company has entered into any confidentiality agreement that would prevent the Company from providing information to Parent that the Company would otherwise be required to provide to Parent pursuant to the terms of Section 7.02 or 7.03, the Company shall use its reasonable best efforts to obtain a waiver of such confidentiality or standstill agreement to enable the Company to provide such information to Parent in accordance with the terms of Sections 7.02 and 7.03 (but, in any event, the Company’s compliance with the terms of any confidentiality or standstill agreement entered into prior to the date hereof shall not constitute a breach of this Agreement).

(f) Nothing contained in this Section 7.03 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Exchange Act or from otherwise making any disclosure to its stockholders that is required by applicable Law or if the Board concludes in good faith, after consultation with its outside legal advisors, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law) constitute a withdrawal or modification of the Board’s recommendation in favor of the adoption of this Agreement.

SECTION 7.04 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Parent and/or Intermediate Sub shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless the current directors and officers of the Company to the fullest extent permitted under applicable Law (and Parent and/or Intermediate Sub shall cause the Surviving Corporation to, and the Surviving Corporation shall, also advance expenses to such persons as incurred to the fullest extent permitted under applicable Law; provided, that, the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of the Company and any of its subsidiaries (collectively, the “Indemnified Parties”) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission or matters existing or occurring at or prior to the Effective Time, including the Transactions, to the same extent as provided in the certificate of incorporation or bylaws of the Company, or any other applicable contract, in effect on the date hereof and disclosed to Parent in Section 7.04(a) of the Company Disclosure Schedule, provided, that, the Surviving Corporation shall not be required to provide indemnification to the Indemnified Parties with respect to claims initiated by the Indemnified Party, and not by way of defense, counterclaim or cross claim, except for (i) actions or proceedings brought by and Indemnified Party to establish a right under or to enforce an Indemnified Party’s indemnification agreement, (ii) such actions approved by the Board, or (iii) as otherwise required under applicable Law.

(b) For six years from the Effective Time, Parent and/or Intermediate Sub shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect for the benefit of the directors and officers of the Company and any of its subsidiaries currently covered by the officers’ and directors’ liability insurance policies of the Company or any of its subsidiaries an insurance and indemnification policy that provides coverage for acts or omissions occurring on or prior to the Effective Time (the “D&O Insurance”) covering each such person on terms with respect to coverage and in amounts no less favorable in the aggregate than those of the Company’s and any of its subsidiaries’ directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 225% of the annual premium currently paid by the Company or any of its subsidiaries for such coverage; provided, further, that if the annual premiums for such insurance coverage exceed 225% of such annual premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Surviving Corporation may satisfy its obligations under this Section 7.04(b) by purchasing a “tail” policy under the Company’s or any of its subsidiaries’ existing directors’ and officers’ insurance policy, that in either such case (i) has an effective term of six years from the Effective Time, (ii) covers each director and officer currently covered by the Company’s or any of its subsidiaries’ directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring on or prior to the Effective Time, and (iii) contains the same coverage and amounts and contains terms that are no less favorable in the aggregate, in each case, when compared to those of the Company’s or any of its subsidiaries’ directors’ and officers’ insurance policy in effect on the date of this Agreement.

(c) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws, respectively, of the Company, unless any modification thereof shall be required by Law and then such modification shall be made only to the minimum extent required by such Law, which provisions shall not be amended, repealed or otherwise modified, except as provided in this Section 7.04(c), for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or any of its subsidiaries.

(d) The provisions of this Section 7.04 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(e) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.04 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(f) If Parent, Intermediate Sub or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, Intermediate Sub or the Surviving Corporation shall assume the obligations set forth in this Section 7.04.

SECTION 7.05 Reasonable Best Efforts. Subject to the terms and conditions herein provided, each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions, including obtaining all consents, authorizations and approvals from Governmental Authorities and other third parties required for the consummation of the Transactions. Upon the terms and subject to the conditions hereof, each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the Transactions to be satisfied by it. For purposes of this Agreement the reasonable best efforts of Parent, Intermediate Sub and Merger Sub shall not include the personal guaranty of payment or performance of any of the provisions of this Agreement or of the Debt Financing or Alternative Financing by any of the principals (including but not limited to Jeffrey Spiegel) or Affiliates (including but not limited to Randa Corp.) of Parent, Intermediate Sub or Merger Sub, or any necessary or desirable actions to be taken by such principals in their personal capacitates and not as officers or directors of Parent, Intermediate Sub or Merger Sub.

SECTION 7.06 Public Announcements. Parent and the Company agree that no public release or announcement concerning the Transactions or the Merger shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made by Parent or the Company in compliance with this Section 7.06 and do not reveal non-public information regarding the other party; provided, further, however, that the Company may issue any public release or announcement, without prior consultation with Parent, contemplated by, or with respect to any action taken pursuant to, Section 7.03.

SECTION 7.07 Confidentiality Agreement. At the Effective Time, the Confidentiality Agreement shall be deemed to have terminated without further action by the parties thereto. If this Agreement is terminated, each party shall return to the other party or destroy any documents furnished by the other party and all copies thereof any of them may have made and will hold in confidence any information obtained from the other party except to the extent (a) such party is required to retain or disclose such information by applicable Law or such retention or disclosure is necessary in connection with the pursuit or defense of a claim or (b) such information becomes generally available to the public other than by breach of this

Section 7.07. Prior to any disclosure of information pursuant to the exception in clause (a) of the preceding sentence, the party intending to disclose such information shall so notify the party that provided such information in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

SECTION 7.08 Advice of Changes; Advice of Certain Communications.

(a) The Company shall promptly advise Parent of any change or event (i) having or that would be reasonably expected to have a Material Adverse Effect or (ii) that constitutes a breach of any of its representations, warranties or covenants contained in this Agreement that would reasonably be expected to result in a failure of a condition set forth in Section 8.02(a) or 8.02(b); provided, that, no such notification shall affect the representations, warranties, covenants or agreements of the Company (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. Parent shall promptly advise the Company of any change or event that constitutes a breach of any of its representations, warranties or covenants contained in this Agreement that would reasonably be expected to result in a failure of a condition set forth in Section 8.03(a) or 8.03(b); provided, that, no such notification shall affect the representations, warranties, covenants or agreements of Parent, Intermediate Sub or Merger Sub (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(b) Each party hereto shall give prompt written notice to the other parties hereto of any notice or other communication (i) from any person and the response thereto of such party or any of its subsidiaries or its or their Representatives alleging that the consent of such person is or may be required in connection with this Agreement or the Transactions, and (ii) from any Governmental Authority and the response thereto of such party or any of its subsidiaries or its or their Representatives in connection with this Agreement or the Transactions.

SECTION 7.09 Financing.

(a) Each of Parent, Intermediate Sub and Merger Sub shall use their respective reasonable best efforts to complete the Debt Financing on the terms and conditions described in the Debt Financing Commitments as promptly as practicable but in any event on or before the Outside Date, including using their respective reasonable best efforts to (i) negotiate definitive agreements with respect thereto (A) on the terms and conditions contained in the Debt Financing Commitments or (B) on other terms and conditions that (x) do not impose any conditions other than those set forth in the Debt Financing Commitments (the “Debt Financing Conditions”), or adversely change in any material respect any Debt Financing Condition, and (y) would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Intermediate Sub or Merger Sub to consummate the Transactions on or before the Outside Date, (ii) satisfy on a timely basis all conditions applicable to Parent, Intermediate Sub and/or Merger Sub in such definitive agreements that are within their control and (iii) not permit any amendment or modification to be made to, or any waiver of, any material provision or remedy under the Debt Financing Commitments, if such amendment, modification or waiver (A) imposes any new or additional conditions or adversely changes in any material respect any Debt Financing Condition or (B) would reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Intermediate Sub or Merger Sub to consummate the Transactions on or before the Outside Date.

(b) If all or a portion of the Debt Financing becomes unavailable in accordance with the terms of the Debt Financing Commitments, then (i) Parent shall notify the Company promptly and (ii) Parent, Intermediate Sub and Merger Sub shall use their respective reasonable best efforts to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event, on terms that would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Intermediate Sub or Merger Sub to consummate the Transactions on or before the Outside Date (the “Alternative Financing”), and to obtain a new financing commitment letter related to such Alternative Financing (the “Alternative Financing Commitment”). If applicable, each of Parent, Intermediate Sub and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and things necessary, proper or advisable to arrange promptly and consummate the Alternative Financing on the terms and conditions described in the Alternative Financing Commitment as promptly as practicable but in any event on or before the Outside Date, including using reasonable best efforts to (A) negotiate definitive agreements with respect to the Alternative Financing (such definitive agreements, or any definitive agreements entered into under Section 7.09(a), the “Financing Agreements”) (x) on the terms and conditions contained in the Alternative Financing Commitment or (y) on other terms and conditions that (I) do not impose any new or additional conditions, or adversely change in any material respect any existing conditions, to the receipt of the Alternative Financing as set forth in the Alternative Financing Commitments and (II) would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Intermediate Sub or Merger Sub to consummate the Transactions on or before the Outside Date, (B) satisfy on a timely basis all conditions applicable to Parent, Intermediate Sub and Merger Sub in such definitive agreements that are within their control, and (C) upon satisfaction of such conditions, to use their respective reasonable best efforts to cause the funding of such Alternative Financing.

(c) Parent, Intermediate Sub and Merger Sub shall, and shall use their respective reasonable best efforts to cause their respective Representatives to, comply in all material respects with the terms of the Debt Financing Commitments, any Alternative Financing Commitment, the Financing Agreements and any related fee and engagement letters. Parent shall (i) furnish to the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution and (ii) otherwise keep the Company reasonably informed of the status of Parent’s efforts to arrange the Debt Financing or the Alternative Financing, as applicable, including providing to the Company copies of Financing Agreements in substantially final form following the negotiation thereof.

(d) Prior to the Effective Time, the Company shall provide, and shall cause its subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives, including legal and accounting, to, provide all cooperation reasonably requested by Parent in connection with the Debt Financing or any Alternative Financing, including, without limitation: (i) reasonable participation in a reasonable number of meetings, presentations, and due diligence sessions with respect to the definitive financing arrangements for the Debt Financing or any Alternative Financing; (ii) assistance with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and financial statements and similar documents required in connection with the Debt Financing or any Alternative Financing; (iii) execution and delivery of any pledge and security documents and other similar documents, other definitive financing documents, and other certificates and documents to be executed and delivered by the Company or any of its subsidiaries as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any subsidiary with respect to solvency matters) and otherwise facilitate the pledging of collateral, in each case so long as not effective until on or after the Effective Time; (iv) furnishing Parent and its Debt Financing or Alternative Financing sources with readily-available historical financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all historical financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), and of the type and form customarily included in private placements under Rule 144A under the Securities Act, to consummate the Debt Financing or any Alternative Financing transaction executed in connection with the Transactions; (v) using reasonable best efforts to assist Parent in obtaining accountants’ comfort letters, legal opinions, surveys and title insurance as may be reasonably requested by Parent or the lenders under the Debt Financing Commitments or any Alternative Financing Commitment; (vi) permit the prospective lenders involved in the Debt Financing or any Alternative Financing to evaluate the Company’s current assets and cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; (vii) so long as not effective until on or after the Effective Time, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with any such collateral arrangements; (viii) providing assistance in extinguishing existing Indebtedness of the Company and its subsidiaries and releasing liens securing such Indebtedness, in each case to take effect at the Effective Time; and (ix) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing or any Alternative Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time. The Company shall cause its officers, in their capacities as officers, to deliver such customary management representation letters as any audit firm may request in connection with any comfort letters or similar documents required in connection with the Debt Financing or any Alternative Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Debt Financing or any Alternative Financing, provided, that, such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company or any of its subsidiaries and its or their marks. Nothing contained in this Section 7.09 or otherwise shall require the Company or any of its subsidiaries to be an issuer or other obligor with respect to the Debt Financing or any Alternative Financing prior to the Effective Time. Nothing contained in this Section 7.09 or otherwise shall require the Company or any of its subsidiaries to pay any Transaction Costs related to the Debt Financing or any Alternative Financing other than the Transaction Costs related to such cooperation under this Section 7.09(d). Nothing in this Section 7.09 or otherwise shall require the Company or any of its subsidiaries or their respective Representatives to provide cooperation to the extent such cooperation materially interferes with or disrupts the ongoing operations of the Company and its subsidiaries.

(e) The Company agrees that (i) any Action involving JPMorgan Chase Bank, N.A. (“Chase”) arising out of or relating to the Merger, the Debt Financing or the performance of any services thereunder (a “Debt Financing Action”) shall be subject to the exclusive jurisdiction of a state or Federal court sitting in the County of New York, State of New York (a “New York County Court”), (ii) it will not, and it will not permit any of its subsidiaries to, bring or support anyone else in bringing any Debt Financing Action in any court, other than a New York County Court, (iii) it waives any right to trial by jury in respect of any such Debt Financing Action, (iv) Chase and its Affiliates are third party beneficiaries of the limitations on remedies and damages contained in Article IX hereof and (v) Chase and its Affiliates are express third-party beneficiaries of the provisions of this Section 7.09(e).

SECTION 7.10 Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding (a) Taxes imposed on the Surviving Corporation, and (b) any Taxes which become payable in connection with the transactions contemplated by this Agreement. Each of Parent, Intermediate Sub and the Surviving Corporation agrees to assume liability for and pay any such Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

SECTION 7.11 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company or any subsidiary designated by Parent to the Company in writing at least 10 business days prior to the Closing.

SECTION 7.12 State Takeover Laws. Notwithstanding any other provision in this Agreement, if any state Takeover Law may become, or may purport to be, applicable to any of the Transactions, the Company and the members of its Board will, and the Company will cause its subsidiaries to, use reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to eliminate the effect of any Takeover Law on any of the Transactions.

SECTION 7.13 Amendment or Termination of the Plans and the Retirement Plan.

(a) At Parent’s, Intermediate Sub’s or Merger Sub’s discretion or the Company’s discretion, the Board will, effective before the Effective Time, amend and terminate the 401(k) portion of the Retirement Plan, pursuant to its terms, after which time the assets of the 401(k) portion of the Retirement Plan will be distributed to the 401(k) participants as soon as administratively practicable after termination, except that distribution may be delayed until receipt from the Internal Revenue Service of a final determination letter on the tax-qualified status of the 401(k) portion of the Retirement Plan at the time of termination. If Parent, Intermediate Sub or Merger Sub elects to file for an IRS determination letter on the tax qualified status of the 401(k) portion of the Retirement Plan at the time of termination, Parent, Intermediate Sub or Merger Sub will cause the Company to file an application for such a determination letter as soon as administratively practicable (and no later than ninety (90) days) after the Effective Time and take such measures as the IRS may request to obtain such a determination letter.

(b) Parent, Intermediate Sub or Merger Sub shall cause the Company, as soon as administratively practicable (and no later than thirty (30) days) after the Effective Time, to convert the ESOP component of the Retirement Plan into a profit sharing plan and terminate the converted ESOP component of the Retirement Plan, in accordance with its terms, after which time the assets of the converted ESOP component of the Retirement Plan will be distributed to the ESOP participants as soon as administratively practicable after termination, except that distribution may be delayed until receipt from the IRS of a final determination letter on the tax-qualified status of the converted ESOP component of the Retirement Plan at the time of termination. If Parent, Intermediate Sub or Merger Sub elects to file for an IRS determination letter on the tax-qualified status of the converted ESOP component of the Retirement Plan at the time of termination, Parent, Intermediate Sub or Merger Sub will cause the Company to file an application for such a determination letter as soon as administratively practicable (and no later than ninety (90) days) after the Effective Time and take such reasonable measures as the IRS may request to obtain such determination letter.

(c) Parent, Intermediate Sub or Merger Sub shall cause the Company, as soon as administratively practicable (and no later than thirty (30) days) after the Effective Time, to amend the Retirement Plan and the related Trust Agreement, as necessary, to permit participants to exercise control over the assets in their accounts in the converted ESOP component of the Retirement Plan and to direct investments in such accounts among the investment alternatives made available to participants for the 401(k) portion of the Retirement Plan immediately before the Effective Time.

SECTION 7.14 Termination Agreements. Concurrently with the execution and delivery of this Agreement, the Company and each party to the Termination Agreements shall have executed and delivered a termination and release with respect to each such Termination Agreement, copies of which termination and releases have heretofore been provided to Parent, Intermediate Sub and Merger Sub.

SECTION 7.15 Employee Matters.

(a) Except as set forth below or on Section 7.15 of the Parent Disclosure Schedule, from and after the Effective Time, Parent and Intermediate Sub will, and will cause the Surviving Corporation to, honor and provide for payment of all obligations and benefits under all existing Plans maintained by the Company in accordance with their terms. Except as set forth on Section 7.15 of the Company Disclosure Schedule, nothing contained herein shall prevent Parent from altering the benefits offered to employees after the Effective Time, or otherwise modifying the terms of such Plans, to the extent permitted by the terms of such Plans and applicable Law.

(b) Parent and Intermediate Sub shall, or shall cause the Surviving Corporation or one or more of its subsidiaries to, provide employees of the Company who continue their employment after the Effective Time (the “Continuing Employees”) with employee benefit plans, programs and policies (other than equity-based awards or, to the extent not already a party to any such agreement, individual employment agreements) that are no less favorable in the aggregate to those employee benefits provided to similarly-situated employees of Parent and its subsidiaries.

(c) Parent and Intermediate Sub shall, or shall cause the Surviving Corporation or one or more of its subsidiaries to, provide Continuing Employees with service credit under Parent’s employee benefit plans in which the Continuing Employees become eligible to participate for such Continuing Employees’ service with the Company for purposes of eligibility, participation, vesting and benefit accrual (other than under any defined benefit plan whether qualified or nonqualified). Parent and Intermediate Sub shall, or shall cause the Surviving Corporation or one or more of its subsidiaries to, credit Continuing Employees the amount of vacation and paid time off time that such employees had accrued under any applicable Plan of the Company prior to the Effective Time. With respect to any welfare benefit plans maintained by Parent or its applicable subsidiaries for the benefit of the Continuing Employees on and after the Effective Time, Parent and Intermediate Sub shall, or shall cause the Surviving Corporation or one or more of its subsidiaries to, use reasonable best efforts to (i) give credit, in determining any deductible limitations, co-payments and out-of-pocket maximums to any amounts paid by such Continuing Employees for the calendar year in which the Effective Time occurs, with respect to similar plans maintained by the Company and (ii) with respect to any health benefit plans maintained by Parent or its applicable subsidiaries, ensure that no eligibility waiting periods, evidence of insurability requirements, or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees (except to the extent any such requirement, limitation or exclusion applied prior to the Effective Time under a similar Plan maintained by the Company).

(d) Nothing contained in this Section 7.15, express or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider, independent contractor, consultant, any such person’s alternate payees, dependents or beneficiaries or any other person, whether in respect of continued service or resumed service, compensation, benefits or otherwise, nor shall be regarded as amending any Plan. Notwithstanding anything in this Agreement to the contrary, on and after the Effective Time, the employment of employees by the Surviving Corporation shall be subject to Parent’s usual terms, conditions and policies of employment, including, without limitation, Parent’s policies regarding modifications of the terms and conditions of employment.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01 Conditions to the Merger. The obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approval. The Requisite Stockholder Vote shall have been obtained in accordance with the DGCL and the governing documents of the Company.

(b) No Order. No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary,

preliminary or permanent) that is then in effect and has the effect of making the Merger, the Transactions or, the Debt Financing and any alternate financing, illegal or otherwise preventing or prohibiting consummation of the Merger, the Transactions or, the Debt Financing and any alternate financing.

SECTION 8.02 Conditions to the Obligations of Parent, Intermediate Sub and Merger Sub. The obligations of Parent, Intermediate Sub and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except for the representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such date), except where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all knowledge, materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded)).

(b) Agreements and Covenants. The Company shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by any executive officer of the Company, certifying in such capacity but not as an individual as to the satisfaction of the conditions specified in Sections 8.02(a) and 8.02(b).

(d) Maximum Dissenting Shares. The holders of not more than 15% of the Company Common Stock outstanding shall have properly exercised (and not withdrawn) appraisal rights with respect thereto in accordance with applicable Law.

(e) Rights Agreement. The Company shall have terminated the Rights Agreement.

(f) Stockholders Agreement. The Stockholders Agreement, dated March 1, 2006, by and among the Company, John Tulin and James E. Tulin, shall have been terminated.

(g) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.

(h) Termination of Outstanding Stock Options. All Company Stock Award Plans and Company Stock Awards shall be terminated as contemplated in Section 3.04 hereof.

(i) Consents. All necessary material governmental consents shall have been obtained and shall be in effect.

(j) Updating of the Company Disclosure Schedule. Within five (5) days prior to the Effective Time, Sections 4.03(e), 4.06(a)(i), 4.09, 4.11(c), 4.13(a), 4.15(a) and 4.23(a) (but only with respect to the purchase order listing referred to in Section 4.23(a)(iii)) of the Company Disclosure Schedule shall be updated by the Company to be as of such date and such updated Sections shall be delivered by the Company to Parent, Intermediate Sub and Merger Sub on such date.

SECTION 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions, at or prior to the Effective Time:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Intermediate Sub and Merger Sub contained in this Agreement (i) shall be true and correct as of the date of this Agreement and (ii) shall be true and correct in all material respects as of the Effective Time, as though made at and as of the Effective Time, provided, that, the representations and warranties that address matters only as of a particular date shall remain true and correct in all respects as of such date.

(b) Agreements and Covenants. Parent, Intermediate Sub and Merger Sub shall have performed, in all material respects, all obligations or complied with, in all material respects, all agreements and covenants to be performed or complied with by them under this Agreement on or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by any executive officer of Parent, certifying in such capacity but not as an individual as to the satisfaction of the conditions specified in Sections 8.03(a) and 8.03(b).

(d) Merger Consideration. Parent shall have deposited with the Paying Agent, for the benefit of the holders of the Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions (the date of any such termination, the “Termination Date”) as follows:

(a) By mutual written consent of each of Parent, Intermediate Sub, Merger Sub and the Company duly authorized by the Boards of Directors or other governing bodies of Parent, Intermediate Sub, Merger Sub and the Company; or

(b) By any of Parent, Intermediate Sub, Merger Sub or the Company, by written notice, if the Effective Time shall not have occurred on or before June 17, 2012 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this

Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or principally resulted in, the failure of the Merger to be consummated on or before the Outside Date; provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to Parent, Intermediate Sub or Merger Sub if the Company would be permitted as of the Outside Date to terminate this Agreement under Section 9.01(h) or if Parent, Intermediate Sub or Merger Sub would be permitted as of the Outside Date to terminate this Agreement under Section 9.01(k); or

(c) By any of Parent, Intermediate Sub, Merger Sub or the Company, by written notice, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or applicable Law that is, in each case, then in effect and is final and nonappealable and has the effect of preventing or prohibiting the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or principally resulted in, any such Order to have been enacted, issued, promulgated, enforced or entered; or

(d) By written notice of Parent, Intermediate Sub or Merger Sub if any of the following actions or events occur whether or not they are permitted by the terms hereof:

(i) the Board withdraws, amends, modifies or changes its recommendation of the adoption of this Agreement in a manner adverse to Parent, Intermediate Sub or Merger Sub or shall have resolved or publicly proposed to do so;

(ii) the Board shall have recommended to the stockholders of the Company an Acquisition Proposal or shall have resolved or publicly proposed to do so or shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal;

(iii) the Company fails publicly to reaffirm its recommendation of the adoption of this Agreement within five (5) business days after the receipt by the Company of a request of Parent, Intermediate Sub or Merger Sub to publicly reaffirm such recommendation following the receipt by the Company of any Acquisition Proposal (other than a tender offer or exchange offer) or any material modification thereto and the public announcement of such Acquisition Proposal or material modification;

(iv) the Company shall have materially breached any of its obligations under Section 7.03;

(v) a tender offer or exchange offer for twenty percent or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an Affiliate of Parent), and the Board fails to recommend within ten days against acceptance by its stockholders of such tender offer or exchange offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

(vi) the Company or the Board shall authorize or publicly propose any of the foregoing.

(e) By written notice of Parent, Intermediate Sub or Merger Sub (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case that would result in a failure of a condition set forth in Section 8.02(a) or 8.02(b) (a “Terminating Company Breach”); provided, that, if such Terminating Company Breach is reasonably curable by the Company within 20 days after the occurrence of such Terminating Company Breach through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such reasonable best efforts, Parent may not terminate this Agreement under this Section 9.01(e) until the earlier of the expiration of such 20-day period or the Outside Date;

(f) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case that would result in a failure of a condition set forth in Section 8.03(a) or 8.03(b) (a “Terminating Parent Breach”); provided, that, if such Terminating Parent Breach is reasonably curable by Parent within 20 days of the occurrence of such Terminating Parent Breach through the exercise of its reasonable best efforts and for as long as Parent continues to exercise such reasonable best efforts, the Company may not terminate this Agreement under this Section 9.01(f) until the earlier of the expiration of such 20-day period or the Outside Date;

(g) By written notice of the Company in accordance with Section 7.03(d), if the Company or any of its subsidiaries shall have concurrently entered into a definitive agreement with respect to a Superior Proposal and paid the Termination Fee set forth in Section 9.03(b);

(h) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement) if (i) Parent shall have notified the Company that Parent, Intermediate Sub or Merger Sub is unable to obtain the Debt Financing or Alternative Financing or (ii) Parent, Intermediate Sub or Merger Sub has failed to obtain the Debt Financing or Alternative Financing as of the Outside Date (provided, that, all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied or are capable of being satisfied as of the Outside Date);

(i) By written notice of Parent, Intermediate Sub, Merger Sub or the Company, if, at the Special Meeting (including any adjournment thereof), the Requisite Stockholder Vote is not obtained;

(j) By written notice of Parent, Intermediate Sub or Merger Sub, if a Material Adverse Effect has occurred; or

(k) By written notice of Parent, Intermediate Sub or Merger Sub (if none of Parent, Intermediate Sub or Merger Sub is in material breach of their respective obligations or their respective representations and warranties under this Agreement in respect to Parent’s, Intermediate Sub’s or Merger Sub’s ability to obtain Debt Financing or Alternate Financing), if

(i) Parent, Intermediate Sub or Merger Sub is unable to obtain the Debt Financing or Alternative Financing or (ii) Parent, Intermediate Sub or Merger Sub has failed to obtain the Debt Financing or Alternative Financing as of the Outside Date.

SECTION 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto or any of their respective Affiliates or the directors, officers, employees, agents or Representatives of any of them, and all rights and obligations of each party hereto shall cease, except (a) as set forth in this Section 9.02 and in Section 9.03 and Article X; (b) nothing herein shall relieve any party from liability for fraud or any willful breach hereof; (c) Sections 7.02(c), 7.06, 7.07, this Section 9.02, Section 9.03 and Article X shall survive the termination of this Agreement; and (d) notwithstanding anything contained herein to the contrary, and without limiting or affecting any of the Company’s rights and remedies hereunder or under applicable law with respect to all matters in respect of this Agreement, the termination of this Agreement by Parent, Intermediate Sub or Merger Sub pursuant to Section 9.01(j) shall be without prejudice to any right or remedy the Company may have, including, without limitation, the right to recover any and all damages to which the Company may be entitled by reason of such termination, whether under this Agreement, applicable law, or otherwise, all of which are expressly reserved and shall survive any such termination.

SECTION 9.03 Fees and Expenses.

(a) Except as otherwise set forth in this Section 9.03, all Transaction Costs incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any of the Transactions is consummated. As used in this Agreement, “Transaction Costs” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the consummation of the Transactions.

(b) The Company agrees that if this Agreement shall be terminated by

(i) Parent, Intermediate Sub or Merger Sub pursuant to Section 9.01(d) (if none of Parent, Intermediate Sub or Merger Sub is then in breach of any of its material obligations, representations or warranties under this Agreement);

(ii) the Company pursuant to Section 9.01(g);

(iii) Parent, Intermediate Sub or Merger Sub (A) (x) pursuant to Section 9.01(b) and, at any time after the date of this Agreement but prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly disclosed or otherwise known to the public and not withdrawn or terminated, (y) pursuant to Section 9.01(i) and, at any time after the date of this Agreement and prior to the Special Meeting (including any adjournment thereof), an Acquisition Proposal shall have been publicly disclosed or otherwise known to the public and not withdrawn or terminated or (z) pursuant to Section 9.01(e) and, at any time after the date of this Agreement and prior to the Terminating Company Breach giving rise to the right of Parent, Intermediate Sub or Merger Sub to terminate this Agreement, an Acquisition Proposal shall have been publicly disclosed or otherwise known to the public and not withdrawn or terminated, and (B), in all cases (x), (y) and (z), within nine (9) months after the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal (whether or not such Acquisition Proposal was made prior to termination of this Agreement or by the same person); provided, that, for the purposes of this Section 9.03(b)(iii) the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.01, except that the references to “20%” shall be deemed to be references to “50%”;

then the Company shall pay Parent the Termination Fee in immediately available funds (x) within two business days after the Termination Date, in the case of clause (i) of this Section 9.03(b), (y) concurrently with such termination, in the case of clause (ii) of this Section 9.03(b) and (z) upon entry into the definitive agreement with respect to the Acquisition Proposal, in the case of clause (iii). “Termination Fee” means $2,000,000 (inclusive of Parent’s Transaction Costs); provided, however, in the event that this Agreement shall be terminated by the Company pursuant to Section 9.01(g) in order to enter into (I) on or prior to the Go Shop Period End Date, a definitive agreement with respect to an Acquisition Proposal or (II) after the Go Shop Period End Date, a definitive agreement with respect to an Acquisition Proposal with an Excluded Party, then, in either case, the “Termination Fee” means $1,720,000 (inclusive of Parent’s Transaction Costs). In no event shall payment of more than one Termination Fee be made. Notwithstanding anything to the contrary contained in this Agreement: (i) Parent’s right to receive the Termination Fee pursuant to this Section 9.03(b) shall be Parent’s sole and exclusive remedy against the Company, any of its subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, Employees, agents or Representatives for any loss, claim, damage, liability or expense suffered as a result of the failure of any of the Transactions to be consummated in circumstances giving rise to the obligation of the Company to pay the Termination Fee; and (ii) upon payment of the Termination Fee pursuant to this Section 9.03(b), none of the Company or any of its subsidiaries, or their respective Affiliates, stockholders, directors, officers, Employees, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (other than any obligation to pay any amounts due pursuant to the second sentence of Section 9.03(d)).

(c) Parent agrees that if this Agreement shall be terminated by the Company pursuant to Section 9.01(f) or (h), or by Parent, Intermediate Sub or Merger Sub pursuant to Section 9.01(k), then Parent shall pay the Company the Reverse Termination Fee in immediately available funds within two business days after the Termination Date. “Reverse Termination Fee” means $5,000,000 (inclusive of the Company’s Transaction Costs). Notwithstanding anything to the contrary contained in this Agreement: (i) the Company’s right to receive the Reverse Termination Fee pursuant to this Section 9.03(c) shall be the Company’s sole and exclusive remedy against Parent, Intermediate Sub, Merger Sub, Chase or any of their Affiliates, stockholders, directors, officers, Employees, agents or Representatives for any loss, claim, damage, liability or expense suffered as a result of the failure of any of the Transactions to be consummated in circumstances giving rise to the right to receive the Reverse Termination Fee; and (ii) upon payment of the Reverse Termination Fee pursuant to this Section 9.03(c), none of Parent, Intermediate Sub, Merger Sub, Chase or any of their Affiliates, stockholders, directors, officers, Employees, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (other than any obligation to pay any amounts due pursuant to the second sentence of Section 9.03(d)).

(d) The parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement and that without these agreements, the other party would not enter into this Agreement. If a party shall fail to pay the Termination Fee or Reverse Termination Fee, as applicable, when due, the party failing to pay shall reimburse the other party for all costs and expenses actually incurred or accrued by such party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.03.

SECTION 9.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors or other governing body at any time prior to the Effective Time; provided, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise by Law require approval of the stockholders of the Company, without approval of such stockholders. This Agreement may only be amended pursuant to a written agreement signed by each of the parties hereto.

SECTION 9.05 Waiver. At any time prior to the Effective Time, any party hereto may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that the agreements set forth in Articles III and X and Section 7.04 shall survive the Effective Time and those set forth in Sections 7.02(c), 7.06, 7.07, 9.02 and 9.03 and Article X shall survive termination indefinitely.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by a recognized overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent, Intermediate Sub or Merger Sub:

Randa Accessories Leather Goods LLC

120 West 45th Street

38th Floor

New York, New York 10036

Attention: Jeffrey O. Spiegel, Chief Executive Officer

Facsimile: (212) 768-8585

Randa Accessories Leather Goods LLC

Columbia Centre 1

5600 N. River Road, Suite 500

Rosemont, IL 60018

Attention: John J. Hastings, Chief Financial Officer

Facsimile: (847) 518-8069

with a copy to:

Olshan Grundman Frome

Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

Attention: Robert H. Friedman, Esq.

Facsimile: (212) 451-2222

if to the Company:

Swank, Inc.

90 Park Avenue

New York, New York 10016

Attention: John Tulin, Chief Executive Officer

Facsimile: (212) 867-0203

Swank, Inc.

656 Joseph Warner Boulevard

Taunton, Massachusetts 02780

Attention: Jerold R. Kassner, Chief Financial Officer

Facsimile: (508) 977-4403

with a copy to:

Troutman Sanders LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

Attention: William D. Freedman, Esq.

Facsimile: (212) 704-5935

SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04 Entire Agreement; Assignment. This Agreement, the Confidentiality Agreement and any Voting Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Parent, Intermediate Sub and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, provided, that, no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 10.05 Parties in Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except Chase as and to the extent provided in Section 7.09(e). Without limiting the generality of the foregoing, except (a) as provided in Sections 7.04 and 7.09(e) and (b) from and after the Effective Time, for the rights of holders of Shares to receive the Merger Consideration and for the rights of holders of Company Stock Awards to receive Award Payments (with respect to which such holders shall be third party beneficiaries solely to such extent), neither this Agreement nor any of the other documents and instruments executed pursuant to or in connection with this Agreement, is intended, nor shall any of them be deemed, to (i) confer any rights or remedies upon any person other than the parties hereto, or their respective permitted successors and assigns, (ii) create any agreement of employment with any person or (iii) otherwise create any third party beneficiary hereto or thereto. The representations and warranties and other terms and conditions in this Agreement and such other documents and instruments are the product of negotiations among the parties hereto and may represent the contractual allocation among the parties hereto and thereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto and thereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 10.06 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with, the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 7.09(e), all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court. Subject to Section 7.09(e), the parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 10.06 and shall not be deemed to be a general submission to the jurisdiction of such court or in the State of Delaware other than for such purposes.

SECTION 10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

SECTION 10.08 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Intermediate Sub, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RANDA ACCESSORIES LEATHER GOODS LLC

By:	Humphreys Accessories LP, its general partner

By:	Humphreys GP Corp., its general partner

By:	/s/ Jeffrey O. Spiegel
	Name:	Jeffrey O. Spiegel
	Title:	President

SWING ACQUISITION LLC

By:	Randa Accessories Leather Goods LLC, its sole member

By:	Humphreys Accessories LP, its general partner

By:	Humphreys GP Corp., its general partner

By:	/s/ Jeffrey O. Spiegel
	Name:	Jeffrey O. Spiegel
	Title:	President

SWING MERGER SUB, INC.

By:	/s/ Jeffrey O. Spiegel
	Name:	Jeffrey O. Spiegel
	Title:	President

[Signature Page to Agreement and Plan of Merger]

SWANK, INC.

By:	/s/ John Tulin
	Name:	John Tulin
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]